10/26

07028383

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Group Limited

*CURRENT ADDRESS Level 7
40 Miller Street
North Sydney, NSW 2060
Australia

**FORMER NAME

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35737 FISCAL YEAR 6/30/08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/30/07

UnitedGroup Limited

UGL

6/30/06
AR/S

Annual Report
2006

United Group Limited
ACN 009 180 287
ABN 85 009 180 287
www.unitedgroupltd.com

A year of continued growth

2006 has been another good year for United Group, shaped by record revenue and earnings from underlying operations and new acquisitions.

This is the fifth consecutive year of 30 per cent plus profit growth, further reinforcing that United Group remains on strategy.

While we are pleased with the performance for 2006, as always, the focus for United Group's highly skilled and dedicated team of over 11,000 people is very much on the future.

The published Annual Report which will be sent to shareholders will contain further materials including photography and related commentary.

Contents

United Group continues to deliver for its shareholders with revenue and earnings at record levels

- ✓ Record revenue of $2.2 billion, a 78% increase on the prior year
- ✓ EBIT increased by 90% to $120 million
- ✓ Net profit after tax up 66% to $79 million
- ✓ 39% increase in Earnings Per Share (EPS) to 64 cents per share
- ✓ Fully franked dividends increased 47% to 44 cents per share, with a 24 cent final dividend
- ✓ Strong performance from underlying operations
- ✓ Significant new business wins, particularly in power, property and transport sectors
- ✓ Successful integration of the PREMAS and ALSTOM businesses which are making a strong contribution to revenue and earnings
- ✓ All sectors continue to perform with strong order book of $4.3 billion
- ✓ Announced $163 million acquisition of United States based property services business Equis Corporation

(in millions, except share data)	Year Ended 30 June 2006	Year Ended 30 June 2005	Year Ended 30 June 2004	2005 vs 2006 Change
Sales Revenue	**$2,232.4**	$1,254.9	$1,078.5	78%
EBIT	**$120.2**	$63.4	$47.1	90%
NPAT	**$78.7**	$47.5	$29.1	66%
Earnings per share (cps)	**63.7**	45.8	29.1	39%


Share Price Growth
United Group Limited vs ASX All Ordinaries
1400%
1300%
1200%
1100%
1000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
-100%
June 2000
June 2001
June 2002
June 2003
June 2004
June 2005
June 2006
United Group Limited
ASX All Ordinaries

United Group has delivered over the past five years:

- ✓ Dividend growth of over 340%
- ✓ Earnings per share growth of over 180%
- ✓ Total Shareholder Return over 500%

Sales Revenue by Division
$2,232 billion



2,500
2,000
1,500
1,000
500
0
753.8
676.1
722.6
855.2
1,078.5
1,254.9
2,232.4
2000
2001
2002
2003
2004
2005
2006

EBIT by Division
$139.5 million



160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
33.0
29.3
34.4
46.5
55.4
73.8
139.5
2000
2001
2002
2003
2004
2005
2006

Order book
$4.3 billion



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
1,165
1,233
1,124
2,252
2,301
2,686
4,285
2000
2001
2002
2003
2004
2005
2006

Employees
10,678



12,000
10,000
8,000
6,000
4,000
2,000
0
10,678
7,879
2000
2001
2002
2003
2004
2005
2006

Net profit attributable to shareholders
$78.7 million



90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
10.7
7.7
16.3
21.9
29.1
47.5
78.7
2000
2001
2002
2003
2004
2005
2006

Dividends and earnings per share
39% increase in EPS



Earnings per share
Total dividend per share
2000
2001
2002
2003
2004
2005
2006

United Group Infrastructure | United Group Rail | United Group
United Group Resources | United Group Services

* 2004 and prior are AGAAP and have not been adjusted to AIFRS.

Chairman's report

The year 2006 has been a very good year for United Group and our shareholders. United Group strengthened our safety systems and performance, increased revenue substantially, increased profit and shareholder returns, consolidated markets, won important contracts, expanded into new global markets, made important acquisitions and finally strengthened our management team.

United Group has again maintained its track record of consistently growing shareholder returns and delivering strong results in what has been another defining year.

Net profit after tax increased 66 per cent to $79 million, and sales revenue exceeded $2.2 billion, another milestone. The sales revenue was a 78 per cent increase on the prior year. Strong organic growth illustrates that United Group's underlying business continues to perform strongly. In addition, United Group has benefited from the successful acquisitions of PREMAS and ALSTOM which were integrated during the year.

This is the fifth consecutive year that United Group has delivered net profit growth exceeding 30 per cent, and again, this performance stems from the hard work and dedication of United Group's 11,000-strong workforce and the highly capable management team. What is particularly noteworthy about this year's performance is that is was achieved during a period of significant growth and change for United Group.

Our people's primary focus is to deliver for United Group's customers. This result would also not be possible without our customers. We thank them for their continued support.

Continuing the trends of past years, the Board has increased distribution to shareholders by declaring a final fully franked dividend of 24 cents per share, taking total dividends for the year to 44 cents, a 47% per cent increase on 2005.

In June 2006, United Group announced the $163 million acquisition of Equis Corporation, a leading property services business with operations throughout the United States and other markets around the world. This presents a major opportunity for United Group and gives the company an excellent platform to expand its presence into new markets and new sectors.

To fund this acquisition United Group raised a total of $121 million through an institutional placement and a Share Purchase Plan available to all shareholders, which raised $31 million. The support from shareholders for United Group's growth initiatives has been pleasing.

The Board has again been proactive in visiting United Group job sites and offices, as well as meeting customers and major shareholders. Having exposure to United Group's operations allows us to continue to assess management's operational abilities and to understand the challenges and issues confronted by both our people and our customers. The feedback from customers and shareholders has been very encouraging.

This feedback gives the Board confidence that the United Group team is not only delivering favourable outcomes for customers but also meeting its strategic objectives. It is particularly important for a company such as United Group, given the rapid growth it has experienced.

In 2006, United Group has evolved into a much larger and more dynamic organisation. This growth has again been measured and strategically aligned. Your Board has every confidence in the direction United Group is headed and in the exciting future ahead of us.

Australia is currently experiencing significant growth in infrastructure spending by governments and the private sector. United Group is expected to continue to benefit from increased spending in infrastructure for a number of years, which provides a greater degree of confidence for United Group's revenue streams. Growth in the resources sector is also being strongly driven by demand from the world's emerging economies. This bodes well for future growth, as does the Group's geographical expansion into Asia and entry into the United States.

United Group's Board has invited Mr Richard White to join the Board as he brings extensive service related industry experience. Mr White's skills will enhance the knowledge base of the Board as the Group enters its next phase of growth.

The year 2007 is expected to be another year of significant growth for United Group. Growth is underpinned by a strong forward order book of $4.3 billion, predictable revenue streams and an expanded global presence. Australia's strong economic performance over the last 10 years has been a result of the Government's ongoing economic reform agenda. It is important that reform continues in order to maintain and grow the economy and enhance Australia's global competitiveness. Reforms in the areas of essential infrastructure such as water, power and transport, with an emphasis on rail, will help to underpin economic growth. Equally, continued reform of regulatory and compliance costs, the taxation system, industrial relations, and the education sector to enhance training and skills development, are critical for growth.

I would again like to commend Richard Leupen and his team for their outstanding efforts this year. The team has worked hard to deliver significant organic growth from the underlying businesses, which continue to generate excellent results. They have also successfully integrated the PREMAS and ALSTOM businesses, as well as identifying and completing new acquisitions, such as Equis Corporation. Finally, I would like to take this opportunity to thank our shareholders for their continued commitment.

Trevor C Rowe AM
Chairman

Managing Director and CEO's report

In 2006, we again set record highs for United Group in terms of revenue, profitability, dividends, sales and workforce – a very satisfying outcome for our team. Organic growth from underlying operation contributed more than half of our profit growth. We have also integrated two leading businesses – PREMAS and ALSTOM – and in the last few months acquired leading property services business, Equis Corporation.

United Group enters 2007 a bigger, more dynamic and financially stronger business with even greater opportunities. We expect another defining year ahead shaped by record revenue and earnings.

The growth and evolution of United Group continues to deliver strong results for shareholders. This is the first year that United Group has operated under its four operating businesses: United Group Rail, United Group Infrastructure, United Group Resources and United Group Services. At the beginning of the year, United Group took the decision to operate under brands that better define our structure and align our operations. This framework is helping us to deliver recognisable, sector focussed, whole of life asset solutions that produce favourable outcomes for customers and generate recurring revenues for United Group. Each of the operating businesses has achieved record performance.

While our financial results are pleasing, our strategy remains the same: to deliver the best possible ownership and usage outcomes for our customers in our core sectors of rail, property, water, power, resources, transport, communication and defence, and to support major population centres that depend on essential infrastructure.

We are also delivering these results within the same framework of values that all of United Group's 11,000 people operate within everyday. Teamwork, open and honest communication, dependability, partnerships, integrity, and safety remain key ingredients of our success and will continue to be the guiding principles that define our future.

A continued focus on our people

United Group now encompasses over 11,000 people with a permanent presence trading in 13 countries. We are truly a multi-cultural business with wide ranging capabilities to service global clients.

On the home front, the skills shortages currently experienced in Australia is a challenge United Group is also facing, but importantly, it is a challenge that United Group is addressing. We do this by creating opportunities for all of our people through successful training and development, and forming leadership programs that identify and encourage United Group's future leaders. In 2006, we continued to increase our investment in development programs to ensure our people have the best opportunities to ultimately deliver excellent outcomes for their own growth and for our customers.

Our commitment to our people starts with our continued focus of developing our apprenticeship programs. We now have over 290 apprentices and 60 cadets and trainees learning a broad range of skills that will hold them in good stead for the future. It is this commitment to our people that is positioning United Group to be an employer of choice in the markets in which we operate. We have grown our team significantly this year which has been a major achievement, and I would like to welcome all the people that joined United Group this year, especially from ALSTOM and from the Equis team in USA, India, Mexico and Hungary.

As United Group grows it needs stronger leadership skills to manage what is now a larger and more diversified group. We have been fortunate to attract and retain key people is all sectors which has significantly strengthened our leadership team.

Keeping our people safe remains a top priority and we continue to develop our U Safe platform with new programs and safety initiatives in order to strengthen our performance in this critical area. United Group's safety performance for 2006 is detailed in the safety review.

Strong organic growth is the key driver

Half of our 2006 profit came from the performance of the underlying businesses with new businesses contributing the balance of revenue and earnings. Strong organic growth is a hallmark of United Group's success and is best evidenced through some of the sales results we achieved through the year.

Infrastructure spending in Australia has been a key driver of United Group's strong organic growth in 2006. Projects in water and wastewater, power and transport infrastructure in Australia, New Zealand and South East Asia have all been strong contributors during the year. Growth in the resources sector has also contributed significantly to our 2006 performance. Demand for rail infrastructure to support the iron ore industry in Western Australia and the coal industry in Queensland and New South Wales has enhanced the performance of United Group's rail businesses.

United Group is the leading rolling stock supplier in Australia with a growing international presence. Maintenance activities to support passenger train and tram fleets in large population centres such as Sydney, Melbourne and Hong Kong continued to deliver stable revenue streams throughout the year. We are currently engaged in major passenger rail manufacturing projects for RailCorp with the build programs for the Hunter Valley DMUs and Outer Suburban Passenger Cars (OSCARs) progressing satisfactorily. These will be excellent products when they are in service and define the next generation of rail technology in Australia. The growth in the rail freight market continues to benefit United Group, with strong demand for locomotives and coal and iron wagons continuing during the year.

United Group's Services business continued its excellent track record of renewing all major projects, most notably with Telstra, National Australia Bank, the Department of Foreign Affairs & Trade (DFAT), and West Coast Ayer Rajah Town Council, Singapore. The business also secured a major new property services contract with the New South Wales Police, as well as property management services for the Sydney Opera House.

Public Private Partnerships were identified as an area for growth, and we have successfully commenced major projects including the Royal Womens' Hospital which was secured in 2005 and the Victorian Correctional Infrastructure Partnership which was secured in 2004. United Group is currently focused on the PPP to build and maintain the next generation of passenger trains to service Sydney's passenger rail network, as well as other property and rail opportunities. An outcome is expected on the passenger trains PPP before the end of calendar 2006.

In addition to the Sydney Rail PPP, in 2006 we continued to invest in new business development and tenders. This, plus the ASLTOM acquisition, has led to a significant increase in the Group's order book from $2.7 billion at the beginning of the year, to $4.3 billion as at 30 June 2006.

Contract wins during the year support this investment, and will continue to help us deliver in the future. In Queensland alone, we have successfully tendered for $1 billion in new projects in transport (road and rail) infrastructure, power and resources. In the resources business, we have strengthened our presence in the alumina industry with our major customer Alcoa and secured new maintenance projects in the coal industry. New contract wins in property services with Westpac and St. George Bank have helped consolidate United Group Services as the leading property services provider to Australia's leading blue chip customers and government departments.

Successful integration of acquisitions delivers strong performance

In the prior year we completed two significant acquisitions, PREMAS and ALSTOM, as well as a number of smaller, strategic bolt-on acquisitions. Whilst we have acquired these businesses on satisfactory terms, the real benefits come from successful integration and this has been a major focus during 2006. We have achieved high retention of people and the acquired businesses continue to grow. It is pleasing to note that through successful integration and a commitment from our people, all businesses are performing exceptionally well as part of United Group.

Integration of new businesses into United Group is a key focus for the management team, and our processes for integration are proven and successful. ALSTOM and PREMAS are now operating as United Group businesses and we are well into the full integration of United States based Equis Corporation, which we acquired in July 2006.

Acquisitions remain a focus

We have a strong track record of identifying businesses that fit with our strategy, and grow revenue and earnings. The acquisition of Equis is another example of our success in this area. Equis is a first class business, and will give United Group an expanded geographical footprint with a presence in the United States, Mexico, India, Asia and Hungary. Our immediate focus is to integrate Equis into United Group and grow its operations in new and existing markets. There is significant scope to expand the Corporate Real Estate operations of Equis in the US. The systems, technology and knowledge base of United Group's Services business in Australia and Asia will give Equis a technical advantage in the US, a large and promising market. We believe we have the right product mix to expand Equis both in the US and abroad in markets such as India and China where it already has a presence.

We have also completed smaller yet strategic acquisitions that enhance existing operations. We acquired Steelplan to improve our capabilities in the resources sector and strengthen our focus on building a fully fledged Engineering, Procurement, Construction and Maintenance (EPCM) operations. We acquired a small technology business, Fischer, to strengthen our technology platform in the rail sector, and the Services business acquired Peak Security in Canberra to increase its offering in the security market. United Group has also assumed operational control of the rail workshops in Goulburn, New South Wales, expanding our maintenance and refurbishment network in the Australian market.

Strong financial management a key ingredient

Following the capital raising for the acquisition of Equis, United Group's balance sheet is currently in a state of transition, but as always, we remain focused on maintaining prudent levels of balance sheet gearing and debt and on managing overhead costs. We are working hard to further improve financial performance and cash flow management of our operating businesses so we continue to deliver a return on equity that is within our targeted range. Strong financial flexibility is important so we can capitalise on both organic growth and acquisitions opportunities that fit with our strategy and performance criteria.

A focus on global sectors and partnering with global leaders

United Group operates in sectors that are rapidly emerging as global sectors, a trend we have recognised for some time. As we have previously stated, our customers are also demanding solutions that compete on a global scale. To address this and to remain a valued link in our customers' value chain, we continue to invest time and energy in strengthening our partnerships with global technology leaders.

With GE, we are jointly pursuing opportunities in property management, security, power generation, water and rail. We are working with Alstom SA to deliver the best technology in the rail sector, we are partnering with Siemens on locomotive refurbishment projects, and continue our long standing relationship with Mitsubishi Electric on major passenger car projects. Balfour Beatty and United Group Infrastructure are successfully delivering leading solutions for customers in the transmission line sector, These partnerships will be mission critical to United Group's success both at home and in new international markets, and provide our technology partners with a local team of highly skilled a dedicated people.

United Group now has over 3,000 people operating outside Australia, equivalent to the entire workforce of United Group six years ago. This in itself is a major achievement as we forge into new markets and establish our credentials in key sectors. We are encouraged by the scope of growth for water projects in Asia and we are actively bidding for new projects. United Group Rail has identified international expansion opportunities in Asia, and we now have about 300 people working in China in United Group Services' business. Our strategy for international expansion remains the same: excel at what we do in our home market and then take the model to new markets where we have competitive advantage. This way we are managing risk and delivering on our contracts.

Well placed to capitalise on future growth

The macro-economic environment remains promising, and the demand for essential infrastructure that services major population centres continues. United Group now has strong market positions in our sectors of rail, property, water, power, resources, transport, communication and defence. There are opportunities within each of these sectors for us to selectively expand globally. We are already witnessing this in the property sector, and we are starting to secure more of the water and wastewater market in Asia.

United Group enters 2007 in excellent shape with a strong order book of $4.3 billion. Performance will also be enhanced by the healthy pipeline of tenders we are currently experiencing. Given the diversity of our sectors and operations, growth will come from a number of areas. International expansion will deliver continued growth and stable earnings in the property, water and rail sectors. It is this diversity that underpins United Group's future.

Again we expect to exceed our long term goal of increasing earnings by 10% to 15% per year. We now have the most stable and predictable revenue base we have ever had, we are financially strong, more recognised in our core sectors, and capable of securing and executing larger contracts. We are very well placed to take the Group to its next stage in its development. As always, it will be within the parameters of our proven and low-risk growth strategy.

I would like to extend my thanks to our people for their hard work and focus in what has been a year of significant change and growth and to our customers for their continued support.

RA Leupen

Richard A Leupen
Managing Director and CEO

Building High Performance

	INFRASTRUCTURE	RAIL	RESOURCES	SERVICES
MARKET POSITION	A multi-service business providing construction, engineering, operation and maintenance services to the water, power, road and rail transport, communications and defence sectors. The business operates throughout Australia, New Zealand and South East Asia.	The region's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and tram sectors. A national presence in Australia and New Zealand and operations in Hong Kong.	A leading integrated mechanical and electrical engineering construction and asset management business with operations in Australia and New Zealand.	A leading provider of business process outsourcing services including Corporate Real Estate (CRE), facilities management, procurement, human resources, and finance and accounting services. Operations throughout Australia, New Zealand, South East Asia, the United States and Europe
STRENGTHS	• Ability to offer whole of life solutions from design, engineering and construction to asset management and long term maintenance • Technology partnerships in key sectors • Technical leadership in high growth areas such as tunnel ventilation and rail signalling • Stable order book underpinned by long term contracts • Exposed to growth areas of infrastructure spending such as water and wastewater, power and rail transportation.	• Ability to deliver whole of life solutions to customers in passenger, freight and locomotive markets • Leading position in Australia's passenger rail market for trains and trams • Technology partnerships with worldwide rail sector leaders • Stable and committed workforce	• The business provides asset management, construction, fabrication and project management, intelligent engineering and industrial maintenance to customers in the industrial and resources sector. • Full construction, fabrication, engineering, asset management and maintenance competence • Well placed to capitalise on the continued strengthening in the Australian resources sector • Long experience on major resource & industry Projects	• Ability to provide an integrated CRE and facilities management model to large corporate and government agencies • High contract retention rates • Technology leadership with property management software e-Premisys • Presence in Australia, New Zealand, Asia, the US and parts of Europe
2006 HIGHLIGHTS	• Strong revenue and earnings growth • Order book consists of increasing percentage of alliance-based contract. Alliance, reimbursable, and maintenance contracts now make up 50% of the order book • Tender success in Power with the Powerlink PAC contract in Queensland in joint venture with Balfour Beatty • Successful in winning the SEQIPP alliance contract for QR in joint venture with Thiess • Preferred tenderer for the Mechanical & Electrical component on the Brisbane North/South Tunnel	• Successful integration of Alstom's rail operations into United Group Rail • Resources sector increased demand for coal and iron ore wagons • Growth in rail freight activity in the eastern states increased demand for freight wagons • Strengthened presence in Victoria through Mainco train and tram maintenance business • Well placed for continued growth in 2007 • Export of bogies to China	• Strong revenue and profit performance and strong margins • Success driven by a focus on risk balance in contracts • Strengthened presence in the alumina industry • Established presence in the coal industry with new maintenance contracts. • Establish project delivery group • Launch asset services nationally • Acquired Steelplan	• Increased revenue and earnings • Successful integration of PREMAS and expansion in Asia • Unrivalled record of client retention • New contracts secured with three Top 100 Australian companies • Growth in facilities management operations
BUSINESS DRIVERS	• Increased spending by Governments and the private sector on essential infrastructure such as water and wastewater, power, road and rail infrastructure and communication systems • Government outsourcing of non-core maintenance activities • Industry consolidation likely to continue • Continued expansion into new markets such as Asia and the Middle East	• Government and private sector spending on rail infrastructure for passenger and freight markets • Growing rail freight market in Australia • Increased activity in the Australian Resources sector • Trend by governments to outsource non-core maintenance of rail infrastructure • Formation of Public Private Partnerships (PPPs) for public rail infrastructure • International expansion	• A growing Australian resources sector • Continued demand for Australian resources from emerging countries such as China and India • Outsourcing of non-core maintenance and asset services activities at major mining projects throughout Australia • Client demand for a whole of life project solution • Services aligned with client prerequisites	• Continued outsourcing of non-core CRE and facilities management functions by Government departments and blue chip corporations • Increased focus by State and Federal Governments on PPPs • Increased spending on security • Demand from clients for global CRE and facilities management solutions

United Group Infrastructure

Revenue: **$537 million**
EBIT: **$36 million**
Order book at 30 June 2006: **$1.3 billion**

Highlights

- Strong revenue, earnings and cashflow growth
- Order book consists of greater percentage of alliance-based contracts
- Pleasing tendering success in power, water and transportation
- Alstom business successfully integrated and performing well
- Favourable outlook

Overview

In its first year operating as United Group Infrastructure (previously known as United KG), the business performed well generating improved revenue, earnings and strong cashflows. The Alstom Transport business was successfully integrated and is now operating as a core part of the business.

A key highlight has been the business' tendering success, particularly in the second half of the year. Government spending on essential infrastructure continues to benefit the business, and this has been most notable in the Queensland market. United Group Infrastructure secured an alliance based contract, estimated by United Group Infrastructure to be valued at $250 million, to construct high voltage power lines across Southern Queensland for Powerlink in joint venture with Balfour Beatty; it has preferred contractor status with Leighton Contractors on construction of the Brisbane North South Tunnel, valued at $200 million; and, secured a $650 million alliance contract in a joint venture with Thiess to upgrade rail infrastructure in South East Queensland for Queensland Rail.

United Group Infrastructure continues to trade well in the water and wastewater markets, securing a number of projects from Sydney Water including packages from its Priority Sewerage Program Alliance as well as a number of municipal wastewater projects. Operations in South East Asia are also performing well.

Outlook

United Group Infrastructure enters 2007 with a record order book of $1.3 billion and an active pipeline of bidding opportunities in the power, water, transportation and Defence sectors. In future, the business will be a lot less reliant on fixed price contracts. Over half of the business' order book is now made up of alliance-based contracts which will result in United Group Infrastructure delivering more stable and predictable earnings.

Technology partnerships will continue to play an important role in the business' growth. As well its successful partnership with Balfour Beatty, the business is now exploring opportunities in the power generation market and water treatment market with GE.

To successfully manage United Group Infrastructure's growth, the business continues to strengthen its teams in key sectors. The business has recruited talented people in power, water and rail infrastructure to ensure it has the skills and expertise to deliver successful customer outcomes.

United Group Infrastructure is expecting significant growth in 2007. The transport sector, both road and rail, is likely to be strong for a number of years, and the business is well placed to capture some of this growth. Further opportunities in water, power, and renewed spending in defence, position the business well for the coming year. Lastly, the business will also be looking at strategic opportunities offshore in Asia and the Middle East.

Revenue: $960 million
EBIT: $49 million
Order book at 30 June 2006: $2.0 billion

Highlights

- Successful integration of Alstom's rail operations into United Group Rail
- Resources sector increased demand for coal and iron ore wagons
- Growth in rail freight activity in the eastern states increased demand for freight wagons
- Strengthened presence in Victoria through Mainco train and tram maintenance business
- Well placed for continued growth in 2007

Overview

The formation of United Group Rail through the integration of ALSTOM's rail transportation business and United Goninan has positioned the business as Australia's leading rail manufacturing and maintenance business. The integration of these businesses has been a major achievement, highlighted by the record results that were delivered in an environment of change.

The business has performed well during the year. The strong resources sector was a key driver, with ongoing demand for coal wagons in Queensland and New South Wales, and increased supply of iron ore wagons and locomotives in Western Australia. As part of the Alstom acquisition, United Group Rail has assumed the maintenance for Melbourne's passenger train and tram fleet, Mainco, and this has been a steady contributor to the business' performance during the year.

The build program for passenger cars to service New South Wales have continued to progress and both the Hunter Valley DMUs and the OSCARs are shaping up as excellent passenger trains. This holds the business in good stead to secure ongoing passenger rail projects in New South Wales and other markets.

Outlook

United Group Rail is well placed for continued growth in 2007. A major focus will be the Sydney Rail Public Private Partnership (PPP) to build the next generation of passenger trains to service Sydney, and we expect an outcome during the year. We are bidding for this project with our long term technology partner on Sydney passenger rail projects, Mitsubishi Electric.

Regardless of the outcome of this tender, it will not impact performance in 2007. A record order book of $2.0 billion, a strong resources sector and other opportunities in the passenger rail market underpin United Group Rail's performance for the coming year.

A continued emphasis on technology leadership is also a priority in 2007. The business has also made a small acquisition, Fischer Industries, which will enhance the business' technology capabilities. Improving its technology offering in maintenance operations is also a focus.

Technology partnerships remain a key advantage for United Group Rail. Through the ALSTOM acquisition we now have access to ALSTOM SA's technological capabilities, we continue to work with Siemens on locomotive refurbishment projects, and our partnership with GE has strengthened with opportunities being jointly pursued in China and other parts of Asia.

With a larger and stronger workforce, a broader product offering and a bigger geographical footprint, United Group Rail is in a strong position.

United Group Resources

Revenue: **$480 million**
EBIT: **$31 million**
Order book at 30 June 2006: **$229 million**

Highlights

- Improved revenue and profit performance and margins
- Success driven by a focus on long term relationships
- Strengthened presence in the Alumina industry
- Established presence in the coal industry with new maintenance contracts
- Established Project Delivery Group including Engineering Design Management
- Acquired Steelplan

Overview

United Group Limited established United Group Resources at the start of the financial year. United Group Resources has performed well, successfully completing some major contracts and securing new projects which will deliver stable future revenue streams. The business charter is to focus on securing alliance, shared risk and recurrent contracts. Revenue and earnings during the year were encouraging and the strong EBIT margin of 6.4% reflects the focus on conservatively risk weighted contracts and strengthened project management skills.

The increased activity in the Australian industrial and resources sectors has been a major contributor to the business performance. Contracts with Orica, Caltex and Alcoa were completed, highlighting the strength of the client base and the broad range of sectors in which the business operates. United Group Resources won Queensland Alumina Refinery's new maintenance contract, further strengthening its presence in the Alumina industry. Existing asset services contracts were renewed with Alcan Gove, Phosphate Hill (now Southern Cross Fertilisers) and a 12 month extension negotiated at BP Kwinana.

The industrial and resources sector has been characterised by significant skills shortages during the year. Against this backdrop United Group Resources successfully established a strong and capable management team to execute existing contracts and secure new work. In addition, overseas trade skills were sourced to address the shortage of skills in the local market.

Outlook

United Group Resources' pipeline of bidding activity remains strong and growth in Australia's industrial and resources sectors is expected to continue for a number of years. A number of new construction and maintenance projects were secured after 30 June 2006 and these will help the business continue to grow revenue and earnings in the coming year.

United Group Resources will continue to focus on expanding its Project Delivery Group, increasing its asset management capability and providing intelligent engineering solutions.

With the significant investment in management and systems, the business will be locking in secure asset services and maintenance projects to continue to support customer operations over the long term. The coal sector, with particular emphasis on Queensland's Bowen Basin region and the Hunter Valley in NSW, will be actively targeted. United Group Resources also intends to grow its new Project Delivery Group and this is expected to give the business a major competitive advantage in the future.

The prospects in 2007 for United Group Resources are very encouraging with the outlook for the first half of the year being very favourable.

Revenue: $270 million
EBIT: $24 million
Order book at 30 June 2006: $762 million

Highlights

- Increased revenue and earnings
- Successful integration of PREMAS and expansion in Asia
- Unrivalled record of client retention
- New contracts secured with three Top 100 Australian companies
- Growth in facility management operations
- Acquisition of Equis

Overview

United Group Services' revenue increased from $177 million to $270 million and earnings increased to $24 million. This was primarily due to the successful integration and full year contribution of PREMAS and continued growth in the Australian operations.

United Group Services continues to maintain its unrivalled record of contract renewals and extensions. Its four major contracts with Telstra, National Australia Bank, the Department of Foreign Affairs & Trade (DFAT) and West Coast Ayer Rajah Town Council, Singapore were all renewed during the year for periods up to three years.

The business' strategy of focusing on Australia's top 100 companies is also delivering results, with new contracts secured with St. George Bank, Westpac and Tabcorp.

Several Facility Management contracts have also been secured including The Sydney Opera House, the Manuaku City Council, New Zealand, the University of South Australia and GE Money.

United Group Services success in the government sector was highlighted by the securing of the NSW Ministry for Police end to end contract being the first total outsourcing contract of its kind in the NSW government sector, and the first of its kind for Police forces across Australia.

United Group Services investment in tendering for Public Private Partnerships (PPPs) has also been successful with the Facilities Management services for Victorian Correctional Infrastructure Partnership, awarded in 2004, becoming operational during the year.

Outlook

The year 2007 will deliver increased revenue and earnings, and the outlook for the first half is encouraging. The end-to-end Corporate Real Estate and Facilities Management model continues to appeal to large organisations seeking a streamlined service model. United Group Services is now recognised as a leader in this field of end-to-end services.

PPPs continue to be a major focus in Australia with several opportunities being pursued. PPPs are also now emerging in Singapore with several opportunities in that market.

Security is a key growth area and the acquisition of Peak Security in March 2006 will further enhance the overall business capability in the area of electronic and vetting security services. In particular, benefits are expected across the facility management business with its PPP work in the correctional services sector.

The acquisition of Equis Corporation in July 2006 provides an expanded global capability with a presence across 43 countries. United Group Services, PREMAS and Equis will now form United Group Global Services.

United People - Building our skill base for the longer term

United People represent United Group's commitment to building the skills of its people at every level of the organisation. Whether it be leadership development under our successful U-Lead program, or traineeships and apprenticeships for our valued workers at the vast number of job sites we operate, investment in our people is essential to United Group's continued success.

With a growing workforce that now operates in 13 countries throughout the world, United Group is ensuring that our people's thinking and practices reflect a global perspective. Developing a people culture means we have the right framework to attract and retain quality people, which is particularly important in an environment of skills shortages. We are ensuring United Group is a place where people want to come to work by providing opportunities for people to realise their aspirations; opportunities for development and advancement; quality leadership; competitive terms and conditions of employment; and the ability for our people to benefit from United Group's success through an ongoing Employee Share Plan.

A priority has been building the skills and knowledge base of United Group's future leaders and senior teams through the U-Lead program. A number of our senior teams have participated in sessions designed to strengthen how each team works to address key strategic, operational and organisational challenges. U-Lead has been in place for nine months, and 60 people are currently participating in the 'Future Leaders' programme, with a further 30 about to commence the program shortly.

We have continued to offer our Employee Share Plan to staff in Australia and New Zealand, and have now introduced the plan to our people in Singapore. Forty three per cent of all eligible staff now participate in the Employee Share Plan.

We are also providing access to a wide range of training and development programs and opportunities to our staff, and expect to develop more learning and development programs in 2007.

Health Safety Security and Environment Report

Through organic growth and acquisition, United Group now has 11,000 people operating in 13 countries throughout the world, and introducing our Health Safety Security and Environment (HSSE) program and culture to new employees is critical for future success and excellence in HSSE performance. While this performance has steadied overall in 2006, substantial performance improvement has occurred in the new businesses acquired which are now embracing the USafe way.

The USafe identity is our central visual prompt of working responsibly with safe work practices. USafe is a about a way of working, the USafe Way - a strong and well defined safety culture and detailed management systems to all our staff and workforce.


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HSSE USafe initiatives and programs sustain the focus on personal safety commitment. The USafe programs develop:

- better knowledge and competency in applying HSSE management
- higher visibility of safety activity in our workplaces
- stronger processes of verifying safety processes are working

Statistics (2005-2006)

United Group's overall safety goal is to perform in a best practice environment. We did not achieve our target hurdles, marginally influenced by the inclusion of performance data from integrating acquisitions.

- 24,662,387 work hours (previous 12 months 10,384,496)
- United Group injury rate indicators for 2005-2006

LTIFR (Lost time injury frequency rate per million work hours) = 3.04 (previous year end 2.60) hurdle set 1.6
TRCFR (Total Recordable frequency rate per million work hours) (TRC = LTI + MTI) = 14.68 (previous year end 16.08) hurdle set 16.0

Recognition

- United Group Resources - Best Overall Health and Safety Performance - Contractors (Santos Directors' EH&S Awards 2005) and 1,000,000work hours LTI free.
- United Group Resources and United Group Infrastructure - Achieved the WorkCover South Australian Safety Achiever Business System Level 3 (SABS 3)

Our Health and Safety

- The United Group re-branding extended to a similar re-branding of the USafe program.
- In January 2006, CEO and Managing Director Richard Leupen held a Chief Executive HSSE Improvement Workshop with guest speaker Tom Fisher, the Federal Safety Commissioner. This event involved the Chief Executives of the four Group businesses.
- The new HSSE Lotus Notes application UTrac was successfully deployed and continues to be developed across all operations.
- The first national United Group HSSE Workshop was successfully held in Sydney in June 2006 with attendance by 35 senior HSSE managers and coordinators.
- Integrated with safety activity and employee management, our internal health services assist health assessment reviews, injury management support, worker's compensation processing, health awareness programs associated with drug and alcohol compliance.
- With expansion of the United Group workforce during this year exceeding 11,000 people, the Employee Assistance Program gained broader implementation across United Group companies.
- The four United Group businesses have safety management systems and programs that are developed and function specifically for the type of operations and workplaces in which they operate. The USafe programs are being incorporated to enhance the already well developed systems.
- Avian Influenza training and awareness programs have been conducted throughout United Group Services' operations in Singapore and other sites.

Our Security

Maintaining protection for United Group's people while travelling and working in high risk locations, fraud and theft interventions and safe access in emergency.

Our Environment

United Group recognises that environmental conservation is one of the important issues for the community. We recognise the importance of maintaining a high standard of environmental care in conducting our activities.

United Group is involved in major infrastructure works contributing to expanding government, municipal and privately owned infrastructure. We are a major contributor to sustainability and actively minimising harm to the environment.

Directors' Report

For the year ended 30 June 2006

The Board of Directors have pleasure in presenting their report together with the financial report of United Group Limited ("the Company") and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2006 and the auditor's report thereon.

The names of directors in office during or since the end of the financial year were:

- Trevor C Rowe AM
- Bruno G Camarri
- R.G. (Sandy) Elliot
- Richard Humphry AO
- John W Ingram
- Richard A Leupen
- Richard White (appointed 25 July 2006)
- David J Young

Unless indicated otherwise, all directors held the position of director throughout the financial year and up to the date of this report.

TREVOR C ROWE AM - FCIS, FAICD, ACPA
NON-EXECUTIVE CHAIRMAN - AGE 63

Joined the Board in September 2002. In November 2005 Mr Rowe joined Rothschild Australia Limited as Chairman, Investment Banking. Previous to this Mr Rowe was Chairman Investment Banking, Citigroup Global Markets (formerly Salomon Smith Barney). Mr Rowe held numerous senior positions with Salomon Smith Barney over a period of some 23 years and lived and worked in United States, Asia and Australia. He established Salomon Brothers' offices in Australia in 1983.

Prior to Citigroup, Mr Rowe held senior positions in Asia with the Arab Malaysian Development Bank and Private Investment Company of Asia (PICA) for 10 years. Prior thereto Mr Rowe held positions with Peat, Marwick, Mitchell & Co and A C Goode & Co in Western Australia.

Mr Rowe assumed the Chair of Queensland Investment Corporation in 2001. In 2002 Mr Rowe was appointed as a non-executive director of the Australian Stock Exchange and in 2006 Mr Rowe was appointed a Member of the Board of Guardians of the Future Fund of Australia.

Mr Rowe's other positions include Chancellor of Bond University, Chairman of GoTalk Limited, Chairman of the RSPCA Queensland Capital Campaign, Member of Foreign Affairs Council and Member of The Foundation Friends Committee of the Royal Flying Doctors Service. Mr Rowe was also a member of the Takeovers Panel (2000 to 2003).

In 2003, Mr Rowe was awarded the Commonwealth of Australia Centenary Medal for 'distinguished service to the finance industry'.

In the 2004 Queen's Birthday honours, Mr Rowe was awarded a member of the Order of Australia (AM) in the General Division for 'his contribution to the investment banking sector and as a contributor to the formation of public policy, to higher education and to the community'.

Interest in Shares: 64,130 shares

BRUNO G CAMARRI - LLB
NON-EXECUTIVE DEPUTY CHAIRMAN - AGE 59

Joined the Board in October 1994. Mr Camarri has practised as a corporate lawyer since 1970, primarily representing clients in the energy and natural resources industries. He was a partner of the law firm Freehills (1973 – 2003). He is a non-executive director of LinQ Capital Limited, LinQ Investors Limited (responsible entity for LinQ Resources Fund), Nippon Oil Exploration (Dampier) Pty Ltd, Nippon Oil Exploration (Australia) Pty Ltd, Heerema Marine Contractors Australia Pty Ltd, Agrium Australia Pty Ltd and Chairman of Vita Biodiesel Ltd.

Mr Camarri is a joint patron of United Way (WA) Inc, Chairman of the Board of Governors of Meerilinga Young Children's Foundation Inc. and a member of the College of Law Advisory Board for the University of Notre Dame, Australia.

Interest in Shares: 77,210 shares

R.G (SANDY) ELLIOT
NON-EXECUTIVE DIRECTOR - AGE 62
Joined the Board in October 2004. In 2004, Mr Elliot retired from his position as Managing Director of ALSTOM Australia Ltd ("ALSTOM Australia") where he has had a long and successful career, having started with the GEC Australia Group, (the power engineering section of which subsequently became part of ALSTOM) as a graduate apprentice in 1966. Highlights of Mr Elliot's career at ALSTOM Australia include: Consistently improved sales and profitability and significant growth of the operations; Development of the Major Projects business which has successfully undertaken large scale works, including the electrical and mechanical aspects on the Sydney Harbour Tunnel, Eastern Distributor, M5 East Expressway and Parramatta Rail Link; Development of major service activities in the fields of Power Generation, Rail Transport and Transmission & Distribution.

Mr Elliot has a Bachelor of Engineering (Hons) (University of Queensland) and is a Fellow of the Institution of Engineers Australia (FIEAust CPEng), a member of the Institution of Electrical Engineers London (MIEE).

Mr Elliot is a previous NSW State President of Australian Industry Group (AIG).

Interest in Shares: 19,164 shares

RICHARD HUMPHRY AO
NON-EXECUTIVE DIRECTOR - AGE 67
Joined the Board in October 2004. Mr Humphry was Managing Director and Chief Executive Officer of the Australian Stock Exchange (ASX) (1994 to 2004). During his period of tenure the ASX became the first exchange in the world to simultaneously demutualise and list on its own exchange.

Mr Humphry is currently a Director of HSBC Australia Ltd, The ASX Australian Clearing House and Settlement Corporation, MBF Australia Ltd, Clearview Life Nominees Pty Ltd, O'Connell Street Associates and the Zoological Parks Board of NSW.

He is also a Trustee for the Asia Pacific Region on the International Accounting Standards Foundation, a member of the Federal Government's Foreign Affairs Advisory Council, Administrative Review Council and the Financial Reporting Council. He was recently appointed by the Prime Minister and Treasurer to the Regulatory Review Taskforce which prepared the report "Rethinking Regulation" currently being addressed by the Council of Australian Governments and Federal departments.

Before joining ASX, Mr Humphry was Director-General of the NSW Premier's Department and Auditor-General of Victoria. These positions followed 20 years experience in the Australian federal public service in Defence and Finance, and 13 years in the banking industry. Mr Humphry was President of the Australian Commonwealth Remuneration Tribunal for five years to 2003.

Throughout Mr Humphry's career he has served on the boards of a diverse range of private and public sector organisations.

In 1995 Mr Humphry was made an Officer of the Order of Australia for 'services to government and business'.

Mr Humphry is also a Fellow of the Institute of Chartered Accountants in Australia (FCA), the Australian Society of Certified Practising Accountants (FCPA), the Australian Institute of Company Directors (FAICD), an associate of the Australian Institute of Bankers (AAIB) and a Member of the Australian Computer Society (MACS).

Interest in Shares: 74,130 shares

JOHN W INGRAM - FCPA
NON-EXECUTIVE DIRECTOR - AGE 64
Joined the Board in April 2003. Formerly the Managing Director of Crane Group Limited (retired 2004). Mr Ingram is Chairman of Wattyl Limited (Chairman since 2003, Director since 2001) and Nick Scali Ltd (since 2004) and a director of Rinker Group Ltd (since 2003), Superannuation Trust of Australia (Savings Australia Pty Ltd), the Victor Chang Cardiac Research Institute, and the National President of the Australian Industry Group. Mr Ingram retired from the Board of Trustees of the Historic Houses Trust of NSW in 2005.

Interest in Shares: 48,726 shares

RICHARD A LEUPEN - B SC. (MECHENG), CP ENGINEER, FIE AUST, FAIMM, FAICD
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER - AGE 53
Joined the Board in October 2000. Mr Leupen has thirty years experience in service industries. Mr Leupen has worked for international and Australian engineering companies including GHD, and as President, Chief Executive Officer and Executive Chairman of Kaiser Engineers, based in Perth and Washington DC. Previous experience was gained at operations including BHP Port Kembla, Shell Australia and Simcoa Operations.

Mr Leupen is Chairman of United Group's executive committee and of the company's operating subsidiaries. He is a Chartered Professional Engineer, a Fellow of the Institute of Engineers Australia, Fellow of the Australian Institute of Company Directors, Fellow of the Australian Institute of Mining and Metallurgy, director of the Australian Constructors Association and a National and NSW Councillor of the Australian Industry Group.

Interest in Shares: 4,354,845 shares

RICHARD WHITE
NON-EXECUTIVE DIRECTOR - AGE 57
Joined the Board in July 2006. Formerly Executive Chairman of British services group Serco. In the late 1980's, Mr White led the management buy-out and listing of Serco and became its Chief Executive. He also successfully set up Serco's Asia/Pacific operations in 1992.

Mr White is Chairman of the Riviera Group and a member of Ironbridge Capital's Advisory Group.

Interest in Shares Nil shares

DAVID J YOUNG - FCA, FCPA, FAIM, FAICD
NON-EXECUTIVE DIRECTOR - AGE 65
Joined the Board in June 1994. Following a successful career as a Chartered Accountant including 14 years as the Managing Partner of KPMG in Western Australia, Mr Young held a number of directorships of public and private companies including Chairman of Burswood Ltd, Chairman of Integrated Tree Cropping Ltd, Deputy Chairman of SGIO Insurance Ltd, Director of Alesco Corporation Ltd and Silicon Metal Company of Australia Ltd.

Mr Young is a former President for Western Australia of both the Australian Institute of Company Directors and the Australian Institute of Management and a former Chairman of the Institute of Chartered Accountants (WA Region). Mr Young is a former National Councillor of all of the above organisations.

Interest in Shares: 88,755 shares

Company Secretary

Mrs Anne Hayes BAcc, CA, ACIS was appointed to the position of company secretary in September 2002. Mrs Hayes holds a Graduate Diploma in Company Secretarial Practice and is a member of Chartered Secretaries Australia and the Institute of Chartered Secretaries and Administrators. Mrs Hayes has held senior financial positions in a number of listed public companies and prior to that gained accounting qualifications in a major accounting practice.

Principal Activities

United Group Limited is a diversified infrastructure and industrial services group which has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services, to the infrastructure and resource sectors.

United Group has 11,000 employees in Australia, New Zealand, Asia and the United States and has a client base that includes local and national governments and blue chip corporations

United Group is structured into four business lines:

- **United Group Infrastructure** is an Australian market leading provider of industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence. The business operates throughout Australia, New Zealand and Southeast Asia.
- **United Group Rail** is Australia's foremost provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and light rail sectors.
- **United Group Resources** provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources, oil and gas, petrochemicals, chemicals and minerals industries.
- **United Group Services** is Australia's premier independent outsourcing company with global operations including Asia and the United States. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Operating Results

The consolidated profit of the group after providing for income tax was $78.7 million (2005: $47.5 million).

Dividends Paid Or To Be Paid

The following dividends on issued ordinary shares of United Group have been paid or declared since the end of the previous financial year:

Final ordinary dividend		
- of 20 cents per share, fully franked, paid on	23 September 2005	$21,183,145
Interim ordinary dividend		
- of 20 cents per share, fully franked, paid on	23 March 2006	$25,059,884
Final ordinary dividend		
- of 24 cents per share, fully franked, to be paid on	8 September 2006	$32,935,000

Earnings Per Share

	2006 (cents)	2005 (cents)
Basic earnings per share	63.7	45.8
Diluted earnings per share	62.2	44.9

Review Of Operations

A review of the operations of United Group and its controlled entities ("the Group") and the results of those operations, are contained in the Chairman's report and Managing Director and CEO's report.

Shareholder Returns

Returns to shareholders increase through both dividends and capital growth. Dividends for 2006 were fully franked.

	2006	2005	2004	2003	2002
Net profit after tax	$78.7m	$47.5m	$29.1m	$21.9m	$16.3m
Basic earnings per share	63.7c	45.8c	29.1c	24.0c	19.5c
Return on capital employed (a)	24.0%	57.5%	29.0%	25.1%	23.1%
Return on equity (annualised)	19.7%	24.3%	16.2%	14.3%	12.0%
Dividends paid	$58.0m	$31.5m	$28.7m	$23.3m	$9.0m
Dividends per share	44c	30c	28c	24c	10c
Increase/(decrease) in share price (b)	$4.76	$4.54	$2.24	($0.14)	$0.86

a) Return on capital employed defined as earnings before interest tax and amortisation/(average share capital and net debt).
b) Increase/(decrease) in share price based on closing price at 30 June of each year.

Data prior to 2005 is in accordance with AGAAP.

Investments For Future Performance

In September 2005 United Group completed the acquisition of the ALSTOM transport business in Australia and New Zealand (ALSTOM ANZ) for $267.5 million with a subsequent payment of $30.0 million in April 2006. ALSTOM ANZ is a major participant in the areas of rail rolling stock supply and maintenance and rail and road infrastructure services and maintenance. As part of the acquisition United Group has agreed a strategic alliance with ALSTOM, one of the world's leading providers of rail products, services and systems. The alliance enhances the group's customer offerings and competitiveness through access to world class rail technology.

In July 2006 United Group acquired a US based corporate real estate services company, Equis Corporation (Equis) for $163 million (US $120 million) with a potential additional $16 million (US $12 million) payment to the vendor based on future growth projections. Equis is a leading provider of Corporate Real Estate (CRE) services in the US, managing transactions for more than 1,000 customers. The acquisition furthers United Group's global expansion creating an end-to-end CRE business servicing tenants and owner occupiers in the large and growing US CRE services market.

Several smaller acquisitions occurred throughout the year including:

- Peak Securities in March 2006;
- Steelplan in June 2006; and
- Fischer Industries in June 2006.

The consolidated entity acquired property, plant and equipment and software totalling $30.2 million during the year. The capital expenditure is a part of the normal pattern of investing and upgrading required to maintain the consolidated entity's plant and equipment, enhance safety and keep pace with technological advances. There are no major capital expenditure projects planned in the coming year outside of these ongoing requirements.

Review Of Financial Condition

Capital structure, funding and treasury policy

Equity raising was undertaken between June 2005 and August 2005 in relation to the acquisition of ALSTOM ANZ. A placement of 14.6 million shares at $8.40 per share in June 2005 raised net equity of $120.8 million and following approval by shareholders at the Extraordinary General Meeting on 28 July 2005, the further placement of 2.1 million shares at $8.40 per share resulted in net equity raising of $16.9 million. The equity raising was completed with $22.3 million raised through a Share Purchase Plan which was also issued at $8.40 per share.

The acquisition of Equis was funded through a combination of debt and equity raising. In June 2006 the company entered into a US$100 million bridge facility to be refinanced with a US Private Placement of unsecured notes, expected to be completed by October 2006. The firm placement of 9.4 million shares at $12.80 per share in June 2006 resulted in net equity raising of $119.1 million. The company completed further equity raising through a Share Purchase Plan in July 2006. Shareholders were able to subscribe at $12.80 per share, resulting in equity raising of $31.5 million. The additional placement of 0.3 million shares at $12.80 per share to Mr Leupen is subject to approval by shareholders at the 2006 Annual General Meeting.

The company enters into interest rate hedging arrangements on core debt in order to manage cash flow risks associated with the interest rate on borrowings that are floating, whilst maintaining flexibility to repay debt.

The consolidated entity enters into forward contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies, principally US dollars, Euro and YEN. Hedging is not applied to investments in overseas entities or their future profits.

Cash from operations

The operating cash position of the consolidated entity remained consistent with the prior year due to timing of cash receipts on major projects. The acquisition activity during the year resulted in significant cash outflows from investing activities, funded through increased debt facilities and capital raising.

Impact of legislation and other external requirements

From 1 July 2005 the consolidated entity is required to comply with Australian equivalents to International Financial Reporting Standards (AIFRS) issued by the Australian Accounting Standards Board.

There were no other changes in environmental or other legislative requirements during the year that have significantly impacted the results or operations of the consolidated entity.

Significant Changes In State Of Affairs

Significant changes in the state of affairs of the group during the financial year were as follows:

An increase in the contributed equity of $162.2 million (from $261.2 million to $423.4 million) as a result of:

	$000
Issue of 2,650,648 full paid ordinary shares under the Share Purchase Plan @ $8.40, net of costs	22,265
Issue of 2,066,667 fully paid ordinary shares (297,619 issued to Mr Leupen) under a conditional placement approved by shareholders at an Extraordinary General Meeting @ $8.40, net of costs	16,917
Issue of 9,426,509 fully paid ordinary shares under a fully underwritten institutional placement @ $12.80, net of costs	119,695
Issue of 957,710 fully paid ordinary shares at exercise prices ranging between $2.53 and $5.35 each on exercise of options granted under the United Group Employee Share Option Scheme.	3,309
Increase in contributed equity	162,186

Other than the increase in equity referred to above and the acquisitions of ALSTOM ANZ and Equis discussed in the section titled "Investments For Future Performance" no other significant changes occurred in the state of affairs of the group during the financial period.

After Balance Date Events

No other matters or circumstances have arisen since the end of the financial year which have significantly affected or may significantly affect the operations, the results of those operations or the state of affairs of the group in subsequent financial years.

Likely Developments And Results

The group will continue to pursue its goal of increasing profitability and delivering to shareholders sustainable and responsible wealth creation.

The directors have not included any further information on the likely developments or expected future results of the operations of the group as the directors have reasonable grounds to believe that such information would prejudice the interests of the group if such information was included.

Environmental Regulation Performance

The group's environmental obligations are regulated under both federal and state law. Environmental performance obligations are monitored by the Health, Safety, Security and Environment Committee and are subjected from time to time to internal and independent audit. The group has a policy of at least complying with, and in most cases exceeding, its environmental performance obligations. With the exception of a fine of $1,500 imposed as a result of an oil spill at a maintenance facility, no other environmental breaches were notified by any government agency during the year ended 30 June 2006.

Meetings Of Directors

The number of meetings of the Board of directors and of Board committees during the financial year was:

Board or Committee	Number of Meetings
Main Board	12
Audit and Risk Management	4
Health, Safety, Security and Environment	2
Nomination	3
Remuneration	3

The attendances of directors at meetings of the Board and its committees were:

Director	Main Board	Audit & Risk Management	Health, Safety, Security & Environment	Nomination	Remuneration
Trevor C Rowe AM	12			3	3
Bruno Camarri	12	4		3	3
R G (Sandy) Elliot	12		2		
Richard Humphry AO	12	4			
John Ingram	11 (12)		2	3	3
Richard Leupen	12	4	2		
David Young	9 (12)	3 (4)			

Where a director did not attend all meetings of the Board or relevant committee, the number of meetings which the director was eligible to attend is shown in brackets.

The details of functions and memberships of Board committees are incorporated in the Statement of Corporate Governance Practices.

Directors' And Officers' Indemnity and Insurance

Under its constitution, the company has agreed to indemnify on a full indemnity basis and to the full extent permitted by law, each director and executive officer for all losses or liabilities incurred by the person as an officer of the company or of a related body corporate including, but not limited to:

- liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or
- in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Law.

The indemnity:

- is a continuing obligation and is enforceable by an indemnified person even though that person may have ceased to be an officer of the company or of a related body corporate; and
- applies to all losses and liabilities incurred to the extent that the loss or liability is not covered by insurance.

During the financial period, the company or a related body corporate paid an insurance premium in respect of a contract insuring directors and officers against liabilities (including costs and expenses) arising from the performance of their duties.

The directors have not included the details of the nature of the liabilities covered or the amount of the premium paid in respect of these insurance contracts, as such disclosure is prohibited under the terms of the contract.

Remuneration Report

Remuneration Committee

The Remuneration Committee approves the annual remuneration policy for all senior executives. The decisions of the Committee are subject to ratification by the Board which also determines the remuneration of the Managing Director and CEO. Remuneration levels are competitively set to attract and retain appropriately qualified and experienced directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

Remuneration Strategy

The Executive remuneration strategy is designed over a five year horizon, addressing the following three primary components

- Fixed Remuneration
- Short term incentives (STI)
- Long term incentives (LTI)

Remuneration Structure

Remuneration packages include a mix of fixed remuneration and short and long term performance based incentives.

Fixed remuneration

The fixed remuneration component for the Managing Director and CEO and executives is calculated on a salary sacrifice basis. The type of benefits that can be packaged on a salary sacrifice basis include superannuation, motor vehicles, employee share plan and laptops.

The base salary for executives is independently assessed and positioned competitively in the market (the market being roles of similar size and scope in comparable organisations). Annual salary reviews are based on market trends as well as individual, divisional and overall performance of the consolidated entity.

Short term incentives

The short term incentive arrangements for the Managing Director and CEO are discussed separately below. A short term incentive of up to 45% of base salary (dependent on seniority) is available to executives in accordance with achievement of key financial, performance and safety results.

Employees with six months or more of continuous service are eligible to participate in the Employee Share Plans, approved by shareholders at the 2002 Annual General Meeting. Further details in relation to the plans are included in Note 26 to the Financial Statements.

Long term incentives

Options are issued under the Employee Share Option Plan which was approved by shareholders at the 1996 Annual General Meeting. The ability to exercise the options is conditional on United Group achieving specific performance hurdles.

The long term incentive arrangements for the Managing Director are discussed separately below. The current long term incentives for senior executives are designed to align executive remuneration with shareholders interests. This long term incentive in share options has annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ) and earnings per share growth at least 12% pa compound. With these hurdles achieved the executive options are generally exercisable annually between three and five years.

Remuneration Strategy Relationship to United Group Performance

The remuneration strategy links the remuneration of the Managing Director and CEO and the executives to both short and long term performance of United Group through the award of conditional entitlements. Net profit is considered in setting the STI as the financial performance targets relate to EBIT budget achievement and EBIT growth. Dividends, changes in share price and return of capital are included in the TSR calculation which is one of the performance criteria used to assess the LTI. The other performance criteria assessed for the LTI is growth in earnings per share, which again takes into account United Group's net profit.

Service Agreements

The company has service agreements with each executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and twelve months
- confidential information
- restraint on practices

The Managing Director and CEO's contract extends to September 2008. No other executives have a fixed - term contract and there are no termination arrangements in place which would result in payments to executives in excess of that which would have otherwise been earned as remuneration for their employment.

Managing Director and CEO

The executive services agreement with Managing Director and CEO, Richard Leupen extends to September 2008. Mr Leupen's salary is subject to review annually in September. The key provisions of Mr Leupen's remuneration package are as follows:

- Current salary of $1,121,399 per annum, subject to annual review.
- Short term cash incentive of up to 80% of base salary, subject to delivery of agreed annual targets.
- Long term incentive of 200,000 United Group shares in the Deferred Employee Share Plan acquired on market. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound earnings per share (EPS) growth and a TSR above the ASX 200 Industrials index ("XNJ") over the period.
- Issue of 1,300,000 company shares at $5.20 per share (market price at date of issue) under a Long Term Incentive Performance Share Plan funded by an interest free loan to Mr Leupen from the company. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound EPS growth and a TSR above the ASX 200 Industrials index ("XNJ"). Repayment of the loan will also be tied to these performance hurdles. In the event the performance hurdles are not met the shares remain under the control of the company. Dividends earned on these shares prior to vesting are deducted from any short term incentive bonus payable to Mr Leupen in each year.

Non-executive directors

The remuneration of the non-executive directors is governed by the Constitution of the company. The Constitution requires the members at a general meeting of the company must approve the total amount which can be paid to the non-executive directors by way of directors' fees. This amount or a lesser amount is then divided between the directors in proportions decided by the Board, including any additional amounts paid for membership of a committee. The Board periodically reviews the amount paid and if necessary will make a recommendation to the members for approval of any increase at the next Annual General Meeting of the company. Total remuneration of all the non-executive directors, last voted upon by shareholders at the 2005 Annual General Meeting is not to exceed $1,100,000 per annum (including retirement benefits).

The group contributes the minimum amount required by law to superannuation funds nominated by directors.

Position	Fee per annum $
Chairman of the Board	200,000
Deputy Chairman of the Board	120,000
Non-executive director	80,000
Chairman Audit Committee	18,000
Audit Committee member	9,000
Chairman of HSSE Committee	12,000
HSSE Committee member	8,000
Remuneration and Nomination Committees member	8,000
Board Sub-Committee member	6,000

From 1 July 2003 the group provided non-executive directors with an allocation of company shares under the Deferred Employee Share Plan. The allocation of shares is based on 30% of each directors' cash remuneration and the sale of these shares is restricted until the director's retirement. Directors are entitled to receive the dividends from these shares. This allocation replaces the payment of retirement benefits.

Previously non-executive directors were entitled to retirement payments pursuant to Article 8.3(g) (1) of the Constitution. These payments, based on years of service, were up to three times the average of the last three years fees paid where a director reached nine years of service. In the transition to the allocation of shares, directors with greater than eight years service remained in the retirement plan until completing nine years of service. Director's entitlements under the previous arrangements are preserved and will be paid on the retirement of the director.

These payments are also subject to the limits prescribed by the Corporations Act.

Director And Executive Remuneration

Details of the nature and amount of each major element of remuneration of each director of United Group and each of the five named United Group executives who receive the highest remuneration are presented in the table below.

	SHORT-TERM				POST-EMPLOYMENT			SHARE BASED PAYMENTS			TOTAL		
	Salary & fees $	Bonus $	Non-monetary benefits $	TOTAL	Super $	Retirement benefits $	TOTAL	Value of options $	Value of shares $	TOTAL $		Proportion of remuneration performance related %	Value of options as proportion of remuneration %
Directors													
- Non-executive													
Mr T Rowe AM, Chairman	187,907		9,416	197,323	12,092	60,000	72,092				269,415		
Mr B Camarri, Deputy Chairman	137,000			137,000	-	41,100	41,100				178,100		
Mr J Ingram	112,000			112,000	-	31,800	31,800				143,800		
Mr D Young	89,908			89,908	8,092	29,400	37,493				127,400		
Mr R Humphry AO	81,651			81,651	7,349	26,700	34,049				115,700		
Mr R Elliot	88,000			88,000	-	26,400	26,400				114,400		
- Executive													
Mr R Leupen, Managing Director and CEO	1,097,750	554,000	104,793	1,756,543	12,139	-	12,139	696,413	304,476	1,000,889	2,769,571	56.1%	-
Executives													
Mr J Birman, Chief Executive United Group Resources	407,860	119,000	4,838	531,698	12,139	-	12,139	121,313		121,313	665,150	36.1%	18.2%
Mr T Chapman, Chief Executive United Group Infrastructure	464,861	81,000	2,000	547,861	12,139	-	12,139	110,557		110,557	670,557	28.6%	16.5%
Mr D Harris, Executive General Manager Group Operations and Development	411,861	48,000	8,681	468,542	12,139	-	12,139	117,209		117,209	597,890	27.6%	19.9%
Mr D Irvine, Chief Financial Officer	519,400	171,500	15,060	705,960	-	-	-	64,367		64,367	770,327	30.6%	8.4%
Mr T Weber, Chief Executive United Group Services	409,761	147,200	2,000	558,961	12,139	-	12,139	123,506		123,506	694,606	39.0%	17.8%

Non-executive directors are not eligible to participate in the bonus plan and option plan of United Group.

Notes to the Director and Executive Remuneration Table

1. Bonuses relate to short term incentives paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits include contributions to the Directors' Retirement Share Plan and payments on retirement pursuant to Article 8.3(g) of the Constitution.
4. The fair value of options is calculated at grant date using a Monte-Carlo options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.
   1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above. The fair value of $696,413 is calculated using a Monte-Carlo options pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the previous reporting period Mr Leupen received $130,000 in dividends from these shares. Under the terms of Mr Leupen's agreement dividends received are deducted from the bonus payment relating to that period. The bonus of $554,000 above includes the amount of $130,000 received as a dividend.
5. 200,000 Company shares in the Deferred Employee Share Plan were acquired on market in September and October 2004 as a long term incentive under the executive services agreement with Managing Director and CEO Richard Leupen. The value of $304,476 represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. None of these shares vested during the year.

Exercise of Options Granted As Remuneration

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

2006	Number of shares	Amount paid $ per share
Mr J Birman	83,334 33,333	$2.98 $2.99
Mr T Chapman	83,333	$4.49
Mr D Irvine	100,000 16,667	$2.66 $2.99
Mr T Weber	83,333	$5.16

2005	Number of shares	Amount paid $ per share
Executive Director		
Mr R Leupen	750,000 750,000	$2.55 $2.81
Executives		
Mr J Birman	83,333 33,333	$2.98 $2.99
Mr D Irvine	100,000 16,667	$2.66 $2.99

Analysis Of Share Based Payments Granted As Remuneration

Details of the vesting profile of the options granted as remuneration to each director of the Company and each of the five named United Group executives is detailed below.

	Options Granted		% vested in year	Financial year ended in which grant vests	Value yet to vest	
	Number	Date			Min $ [1]	Max $ [2]
Executives						
Mr J Birman	250,000	15 July 2002	33	A	-	-
	100,000	30 July 2003	33	B	-	380,341
	133,000	26 May 2004	0	E	-	1,323,350
	125,000	29 July 2005	0	D	-	632,500
	58,923	14 June 2006	0	F	-	77,189
Mr T Chapman	250,000	17 May 2005	33	C	-	1,651,670
	200,000	26 May 2005	0	E	-	1,990,000
	66,449	14 June 2006	0	F	-	87,048
Mr D Harris	200,000	31 Dec 2005	0	D	-	1,380,000
	89,227	14 June 2006	0	F	-	116,887
Mr D Irvine	300,000	9 January 2003	33	A	-	-
	50,000	30 July 2003	33	B	-	190,170
	200,000	26 May 2004	0	E	-	1,990,000
	72,869	14 June 2006	0	F	-	95,458
Mr T Weber	200,000	26 May 2004	0	E	-	1,990,000
	250,000	28 June 2004	33	C	-	1,540,003
	56,118	14 June 2006	0	F	-	73,515

A Options vest in three equal tranches over 2004, 2005 and 2006
B Options vest in three equal tranches over 2005, 2006 and 2007
C Options vest in three equal tranches over 2006, 2007 and 2008
D Options vest in three equal tranches over 2007, 2008 and 2009
E Options vest in three equal tranches over 2008, 2009 and 2010
F Options vest in 2011

1 The minimum value of options yet to vest is $nil as the performance criteria may not be met and consequently the option may not vest.
2 The maximum value of options yet to vest is not determinable as it depends on the market price of shares of United Group Limited on the Australian Stock Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2006 of $14.40 less the exercise price.

Details of the vesting profile of shares issued to the Managing Director and CEO under the Long Term Incentive Performance Share Plan are below.

	Shares Issued		% vested in year	Financial year ended in which shares vest	Value yet to vest	
	Number	Date			Min $ [1]	Max $ [2]
Mr R Leupen	550,000	17 December 2004	0	30 June 2007	-	5,060,000
	750,000	17 December 2004	0	30 June 2008	-	6,900,000

1 The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.
2 The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group Limited on the Australian Stock Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2006 of $14.40 less the exercise price.

Details of the vesting profile of shares issued to the Managing Director and CEO in the Deferred Share Plan and acquired on market are below.

	Shares issued		% vested in year	Financial year ended in which shares vest	Value yet to vest	
	Number	Date			Min $ [1]	Max $ [2]
Mr R Leupen	200,000	13 October 2004	0	30 June 2007	-	2,880,000

1 The minimum value of shares yet to vest is $nil as the performance criteria may not be met and consequently the shares may not vest.

2 The maximum value of shares yet to vest is not determinable as it depends on the market price of shares of United Group Limited on the Australian Stock Exchange at the date the option is exercised. The maximum values presented above are based on the closing share price at 30 June 2006 of $14.40.

Analysis Of Movement In Options

The movement during the reporting period, by value, of options over ordinary shares in the Company held by each director and each of the five named Company executives is detailed below.

	Granted in year $	Exercised in year $	Total option value in year $
Mr J Birman	396,905	1,006,503	1,403,408
Mr T Chapman	191,705	559,164	750,869
Mr D Harris	257,420	-	257,420
Mr D Irvine	210,227	980,336	1,190,563
Mr T Weber	161,900	494,165	656,065
	1,218,157	3,040,168	4,258,325

1 The value of options granted during the year is the fair value of the options calculated at grant date using a binominal option-pricing model. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

2 The value of options exercised during the year is calculated as the market price of shares of United Group Limited on the ASX as at close of trading on the date the options were exercised after deducting the price paid to exercise the option.

Unissued Shares Under Option As At The Date Of This Report

Expiry date	Exercise price	No of Shares
31 December 2006	$2.79	54,000
31 December 2006	$2.99	340,003
31 December 2006	$3.95	20,000
31 December 2006	$3.78	33,334
31 December 2006	$13.09	557,057
31 December 2007	$4.49	166,667
31 December 2007	$5.16	166,667
31 December 2007	$5.30	40,000
31 December 2007	$5.35	20,000
31 December 2008	$6.28	100,000
31 December 2008	$7.23	300,000
31 December 2008	$7.50	200,000
31 December 2008	$7.64	100,000
31 December 2008	$10.73	959,800
31 December 2008	$11.39	103,100
31 December 2009	$4.45	1,403,000
31 December 2009	$9.34	155,000
31 December 2010	$7.64	300,000
31 December 2011	$10.83	400,000
		5,418,628

Further information on options can be found in Note 26 to the financial statements.

Non-audit Services

During the year KPMG, the company's auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by the Audit and Risk Management Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services were subject to the corporate governance procedures adopted by the consolidated entity and have been reviewed by the Audit and Risk Management Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- the non-audit services provided do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 *Professional independence*, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the consolidated entity, acting as an advocate for the consolidated entity or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are set out in Note 29 to the financial statements.

Lead Auditor's Independence Declaration Under Section 307C Of The Corporations Act 2001

The lead auditor's independence declaration is set out on page 29 and forms part of the directors' report for the financial year ended 30 June 2006.

Rounding Of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investment Commission class order 98/100 dated 10 July 1998. In accordance with that class order, amounts in the financial report and the directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the Board of directors.

TREVOR C ROWE AM
CHAIRMAN

RICHARD A LEUPEN
MANAGING DIRECTOR & CEO

Dated this 11th day of August 2006.

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of United Group Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Mark Epper
Partner

Sydney
11 August 2006

Statement of Corporate Governance Practices

United Group Limited (the company) has for many years had in place standards of behaviour which are largely consistent with, and in some cases exceed, the recommendations released by Australian Corporate Governance Council. The company attaches great importance to maintaining these standards and a summary of these practices is set out below. References in the summary to "the group" are to the company and its controlled entities.

The Board of Directors and its committees

The company has a Board of eight directors, seven of whom are non-executive directors.

The Board has four committees to advise and guide it on specific issues and strategies. The committees are the:

- Audit and Risk Management Committee
- Health, Safety, Security and Environment Committee
- Nomination Committee
- Remuneration Committee

Composition of the Board

The Board regularly reviews its composition and performance. It is the policy of the Board to increase the number of directors when it considers that additional expertise is required or an outstanding candidate is available.

The Board's practice is for the full Board to elect the Chairman from its members who are non-executive directors. The Board does not believe that the position of Chairman should be held by a major shareholder.

The Board has delegated to the Nominations Committee the task of seeking new directors and making recommendations when a suitable candidate is available. Generally, the following criteria are applied:

- Commercial or professional background at a senior executive level
- Experience in strategic planning
- Experience in dealing with the government and the private sector
- Listed company board experience
- High standards of corporate governance

Responsibilities

The primary responsibility of the Board is to create wealth for the shareholders without compromising:

- The health, safety and security of its employees
- The environment
- The credit rating or the reputation of the group

The Board discharges its responsibilities by regular meetings of the Board and its committees. Between meetings the Chairman is obliged to have regular contact with the Managing Director and CEO to discuss issues which may require guidance or which should be referred to the Board for decisions. At the Board meetings, strategic and policy issues, budgets, capital expenditure requirements and important operational issues are decided and the financial and operational performance of the group is reviewed and monitored.

The functions and responsibilities of the Board Committees are discussed below.

The Board appoints the Managing Director and CEO and is consulted before the appointment of senior management by the Managing Director and CEO. The Managing Director and CEO reports directly to the Board and, in accordance with the Constitution, is subject to the control and direction of the Board on all issues.

Subject to those constraints, the Board has delegated to the Managing Director and CEO the day to day management and control of the group. Delegations of authority by the Managing Director and CEO to senior executives are reviewed at least annually. The Board's practice is to involve senior executives where matters of strategic or operational importance are discussed by the Board.

Board Members

Details of the members of the Board, their experience, expertise, qualifications and term of office are set out in the directors' report. There are seven non-executive directors, all of whom are deemed independent under the principles set out below, and one executive director.

Non-executive directors are appointed subject to the Constitution of the company which provides that:

- At each Annual General Meeting one third of the non-executive directors must retire and can offer themselves for re election by the members of the company.
- If the number of directors is increased or if a vacancy exists, the Board may select a suitable candidate to fill that vacancy. That appointee must stand for re election at the next Annual General Meeting.

Independent Professional Advice

Each director has the right to seek independent professional advice on matters which may be of concern. Such advice will be at the expense of the group if approval is first given by the Chairman of the Board or, in his absence, by the Deputy Chairman.

Directors' Independence

The Board decides whether a person is an independent director on a case by case basis. Generally, members will not be regarded as an independent director if they fall within one of the following categories:

- The person is a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company.
- Within the last three years the person was employed in an executive capacity by the group, or was a director after ceasing to hold any such employment.
- Within the last three years the person was a principal of a professional adviser or a consultant to the group, or an employee materially associated with the service and the adviser or consultant is a material provider of services to the group.
- The person is a supplier or customer of the group or an officer of or otherwise associated directly or indirectly with a supplier or customer and the supplier or customer is a material provider to the group.
- The person has a contractual relationship with the group (other than as a director of the group) and the contractual relationship is material to the operations of the group.

Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of the company or group or 5% of the individual directors' net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it impacts the shareholders' understanding of the director's performance.

After considering the above criteria, the Board has concluded that each of its non-executive directors be classified as independent directors, not withstanding that Mr Camarri was a partner of Freehills until his retirement in June 2003.

Chairman and Managing Director and CEO

The Chairman is responsible for leading the Board, ensuring that Board activities are organised and conducted efficiently and directors are properly briefed for meetings. The Managing Director and CEO is responsible for implementing group strategies and policies. The Board's charter specifies that these are separate roles to be undertaken by separate people.

Commitment

The Board holds at least eight scheduled Board meetings and an additional corporate strategy workshop each the year. Three of those meetings are held at operational sites of the Group and an opportunity to meet the staff and a tour of the facilities is included as part of the visit. Additional Board meetings are held as required.

Non-executive directors are expected to spend at least 40 days a year preparing for and attending Board and committee meetings and associated activities.

The number of meetings of the company's Board of directors and of each Board committee held during the year ended 30 June 2006, and the number of meetings attended by each director is disclosed in the Directors' Report.

Other commitments of non-executive directors which might affect their contribution are considered prior to a director's appointment to the Board and are reviewed each year.

Prior to appointment, or being submitted for re election, each non-executive director must acknowledge that they have and will continue to have the time available to discharge their responsibilities to the company.

Conflicts of Interest

No directors identified any conflicts of interest between their directorships and the company's business and dealings during the period under report.

Corporate Reporting

The Managing Director and CEO and the Chief Financial Officer represent to the Board, in writing, that:

- The group's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operating results of the company and group, and
- The financial reporting risk management and associated compliance and controls are assessed as operating effectively and efficiently in all material aspects.

This representation is founded on a system of internal control and risk management which implements the policies adopted by the Board.

This reporting structure has been in place for a number of years.

International Financial Reporting Standards (IFRS)

The group has achieved transition to IFRS reporting. The implications of the transition to IFRS are set out in Note 34 to the financial statements.

Board Committees

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed on an annual basis.

Each of these committees has its own written charter setting out its role and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. All matters determined by committees are submitted to the full Board as recommendations for Board decision.

Minutes of committee meetings are tabled at the subsequent Board meeting. Additional requirements for specific reporting by the committees to the Board are addressed in the charter of the individual committees.

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three non-executive directors. The Managing Director and CEO and Chief Financial Officer and representatives from the external auditors attend meetings by invitation. An officer of the group attends meetings and deals with administrative matters. The Audit and Risk Management Committee meet at least four times during the year.

The principal functions of the Audit and Risk Management Committee are:

- To assist the Board in relation to reviewing and monitoring:
    - the keeping and reporting of financial information in accordance with the policies of the Group and the law;
    - the application of the Group's accounting policies;
    - the group's internal control systems;
    - the compliance with applicable policies and laws; and
    - the assessment and control of business risks.
- To provide a forum for communication between the Board, the internal and external auditors and senior management in relation to the matters above.
- To review and monitor related party transactions.
- To review and monitor internal and external audit functions;
- To review the independence and performance of the external auditors.
- To consider any other matter which the Board may refer to the Committee for consideration.
- At least twice a year, the Audit and Risk Management Committee also meets with representatives of the external auditors without management in attendance.

Health, Safety, Security and Environment Committee

The Health, Safety, Security and Environment ("HSSE") Committee comprises two non-executive directors and the Managing Director and CEO. The HSSE Committee must meet at least twice annually.

The principal functions of the HSSE Committee are to set strategies for occupational health, safety and environment issues, and monitor adherence to policies and procedures that have been put in place to underpin these fundamental HSSE goals:

- No-one should suffer injury or illness arising from their working responsibilities or from the wider context surrounding their work location, either within or on behalf of the group
- The group's operations should not infringe on the quality of the environment, the aim being to contribute to improving the environment wherever this rests within the group's capabilities

To reflect the increased risks and exposures to staff of global security issues the function of this Committee was expanded to include security effective from July 2003.

Nomination Committee

The Nomination Committee comprises three non-executive directors. The Nomination Committee meets at least twice annually.

The principal function of the Nomination Committee is to review and make recommendations to the Board on:

- The appropriateness of the size and composition of the Board
- Criteria for non-executive Board membership
- Non-executive director candidates for consideration by the Board
- Assessment of the effectiveness of the Board and its individual directors

In carrying out its duties, the Nomination Committee is entitled to engage appropriately qualified external consultants to provide advice and recommendations.

Remuneration Committee

The Remuneration Committee comprises three non-executive directors. The Remuneration Committee meets at least twice annually.

The principal function of the Remuneration Committee is to review and make recommendations to the Board on:

- The group's overall remuneration structure and strategies
- Senior management succession planning
- Senior executive remuneration structures
- Remuneration of executive directors
- Non-executive director's remuneration and related benefits

In carrying out its duties, the Remuneration Committee is entitled to engage appropriately qualified external consultants to provide advice and recommendations

Business Risks

The group has adopted procedures which are designed to identify financial, contractual, safety and environmental risks. These procedures include detailed monthly reviews of operations by the Managing Director and CEO with senior management. Procedures are also in place to identify risks before major projects are undertaken.

The operations of the group are reviewed at each Board meeting. The review process is supplemented by written reports from the Managing Director and CEO and divisional managers. These reports review divisional performance and permit managers to raise issues of concern. Between meetings the Managing Director and CEO must raise significant matters which require attention prior to the next scheduled Board meeting.

Operational and capital expenditure budgets are approved by the Board and limits of authority have been established at various levels of management.

The group has established a program, undertaken by staff and external advisers, to perform internal audit and compliance reviews of certain key financial transaction activities. The results of these reviews are reported to the Audit and Risk Management Committee.

Ethical Standards

The group strives to achieve the highest standards of behaviour and accountability. The group demands that its directors and employees be honest in their dealings with each other, and all counter-parties. The group supports and adheres to the principles set out in the group's Corporate Code of Conduct.

Code of Conduct

Share Trading Policy: It is the Group's policy that, under all circumstances, its officers and employees comply with the letter and the intention of the insider trading laws when dealing in United Group securities. Also, directors, officers and senior management must not trade in United Group securities during blackout periods which are:

- the period commencing on 1 January of each year and ending twenty four hours after the release of the half year results for that financial year; and
- the period commencing 1 July of each year and ending twenty four hours after the release of the annual results for the previous financial year.

Trading is generally permitted at other times provided that employees do not contravene the insider trading laws. Directors and senior management (and their associates) are prohibited from engaging in short term trading of United Group securities. In addition, directors and senior management must notify the Company Secretary before they or their associates buy or sell United Group securities.

The group's policies including the group's trading policy are published on the Company's intranet and communicated to each new employee as part of their induction training.

Group policy requires employees who are aware of unethical practices within the group or breaches of the group's trading policy to report these using the company's whistleblower program. This can be done anonymously.

The directors are satisfied that the group has in place procedures for compliance with the policies on ethical standards, including trading in securities.

Continuous Disclosure and Shareholder Information

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules.

The group has written policies and procedures requiring disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company's securities.

All information disclosed to the ASX is posted on the group's web site as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the group's operations, the material used in the presentation is released to the ASX and posted on the group's web site.

United Group views the annual general meeting as an opportunity for shareholders to meet with and question the Board and senior management and encourages shareholders to attend. United Group's external auditor is invited to attend all Annual General Meetings and is available to answer shareholder questions regarding the conduct of the audit and the preparation and content of the audit report.

All shareholders receive a copy of the group's annual and half yearly reports and provision is made for shareholders to participate through electronic means. All recent company announcements, media briefings, Board and Committee charters and press releases, and financial reports for the last three years are available on the group's website www.unitedgroupltd.com. The website also includes a feedback mechanism and a direct link to the group's share registry.

Income Statements for the Year Ended 30 June 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Services revenue		1,826,013	1,035,232	-	-
Sale of goods revenue		406,370	219,673	-	-
Interest revenue		3,781	2,061	27,901	10,569
Dividend revenue		-	-	60,000	40,000
Other revenue		47	949	28,722	18,866
Total revenue		**2,236,211**	**1,257,915**	**116,623**	**69,435**
Raw materials and consumables		(906,294)	(509,511)	-	-
Employment costs		(741,974)	(416,240)	(14,872)	(10,355)
Depreciation and amortisation	3	(27,148)	(18,549)	(574)	(221)
Subcontractor costs		(295,473)	(183,955)	-	-
Finance costs	4	(20,918)	(10,380)	(17,138)	(8,087)
Communication costs		(9,885)	(5,748)	(136)	(172)
Insurance costs		(9,703)	(6,043)	(6,627)	(5,714)
Motor vehicles expenses		(15,125)	(12,158)	(14)	(22)
Travel costs		(15,875)	(10,976)	(879)	(671)
Other expenses		(95,348)	(32,515)	(21,506)	(6,813)
Share of net profits of joint ventures accounted for using the equity method	33	7,367	5,495	-	-
Profit before income tax expense		**105,835**	**57,335**	**54,877**	**37,380**
Income tax expense	5	(27,092)	(9,846)	855	239
Profit for the year		**78,743**	**47,489**	**55,732**	**37,619**
Attributable to:					
Equity holders of the parent		78,697	47,489	55,732	37,619
Minority Interest	20	46	-	-	-
Profit for the year		**78,743**	**47,489**	**55,732**	**37,619**
Basic earnings per share (cents per share)	30	63.7 cps	45.8 cps		
Diluted earnings per share (cents per share)	30	62.2 cps	44.9 cps		

The accompanying Notes form an integral part of the Income Statements.

Statements of Recognised Income and Expense for the Year Ended 30 June 2006

	Note	Consolidated		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
Cash flow hedges:					
Gains/ (losses) taken to equity	20	(8,653)	-	-	-
Transferred to the initial carrying amount of the hedged items	20	5,387	-	-	-
Exchange differences on translation of foreign operations	20	(2,426)	(457)	-	-
Net income recognised directly in equity		(5,692)	(457)	-	-
Profit for the period		78,743	47,489	55,732	37,619
Total recognised income and expense for the period	20	73,051	47,032	55,732	37,619
Attributable to:					
Equity holders of the parent		73,005	47,032	55,732	37,619
Minority Interest		46	-	-	-
Total recognised income and expense for the period	20	73,051	47,032	55,732	37,619
Effects of change in accounting policy – financial instruments					
Equity holders of the parent		2,990	-	-	-
Minority Interest		-	-	-	-
	36	2,990	-	-	-

The accompanying Notes form an integral part of the Statements of Recognised Income and Expense.

Balance Sheets as at 30 June 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current Assets					
Cash and cash equivalents	6	95,782	49,913	2,583	2
Trade and other receivables	7	300,125	245,436	92,601	41,094
Inventories	8	225,530	98,075	-	-
Income tax receivable	9	1,020	441	-	599
Other financial assets	12	1,667	1,530	-	-
Other	10	76,255	35,417	1,865	870
Total Current Assets		**700,379**	**430,812**	**97,049**	**42,565**
Non-Current Assets					
Trade and other receivables	7	-	-	514,271	128,388
Investments accounted for using the equity method	11	1,838	4,883	-	-
Other financial assets	12	290	-	144,925	140,882
Property, plant and equipment	13	136,209	99,325	1,577	341
Intangible assets	14	486,137	137,979	115	65
Deferred tax assets	15	29,761	3,524	6,509	2,869
Other	10	1,878	7,879	1,526	7,239
Total Non-Current Assets		**656,113**	**253,590**	**668,923**	**279,784**
Total Assets		**1,356,492**	**684,402**	**765,972**	**322,349**
Current Liabilities					
Trade and other payables	16	371,837	268,247	6,321	7,504
Interest bearing loans and borrowings	17	5,110	7,889	-	13,811
Other financial liabilities	18	2,801	-	-	-
Income tax payable	9	29,468	3,030	27,269	-
Provisions	19	130,985	58,028	15,442	6,911
Total Current Liabilities		**540,201**	**337,194**	**49,032**	**28,226**
Non-Current Liabilities					
Trade and other payables	16	-	-	114	-
Interest bearing loans and borrowings	17	255,780	9,467	247,000	-
Other financial liabilities	18	465	-	-	-
Deferred tax liabilities	15	149	788	-	-
Provisions	19	39,133	8,032	2,775	1,596
Total Non-Current Liabilities		**295,527**	**18,287**	**249,889**	**1,596**
Total Liabilities		**835,728**	**355,481**	**298,921**	**29,822**
Net Assets		**520,764**	**328,921**	**467,051**	**292,527**
Equity					
Issued capital	20	423,387	261,200	423,387	261,200
Reserves	20	(267)	2,575	5,997	3,147
Retained earnings	20	97,598	65,146	37,667	28,180
Total equity attributable to equity holders of the parent		520,718	328,921	467,051	292,527
Minority Interest	20	46	-	-	-
Total Equity	20	**520,764**	**328,921**	**467,051**	**292,527**

The accompanying Notes form an integral part of the Balance Sheets.

Statements of Cash Flows for the Year Ended 30 June 2006

	Note	Consolidated		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
Cash flows from operating activities					
Cash receipts from customers		2,448,346	1,300,370	32,567	20,747
Cash payments to suppliers and employees		(2,305,455)	(1,165,800)	(41,903)	(21,294)
Interest received		3,507	1,956	27,631	10,458
Interest and other costs of finance paid		(22,922)	(10,135)	(19,152)	(8,086)
Distributions from joint venture entities		10,311	3,428	-	-
Dividends received		111	-	60,000	40,000
GST Paid		(63,765)	(58,992)	(851)	(1,158)
Income taxes paid		(10,166)	(11,229)	678	(170)
Other		41	-	-	-
Net cash from operating activities	21(b)	**60,008**	**59,598**	**58,970**	**40,497**
Cash flows from investing activities					
Payments for plant and equipment	13	(23,760)	(18,458)	(1,778)	(295)
Proceeds from sale of plant and equipment		577	869	-	1
Payment for software	14	(2,302)	(725)	(82)	-
Project establishment costs	14	(16,366)	(4,239)	-	-
Payment for controlled entities (net of cash acquired)	22	(299,720)	(39,321)	(4,133)	(50,020)
Payments for investments		(1,928)	(4,714)	-	(4,623)
Other		131	778	-	-
Net cash from investing activities		**(343,368)**	**(65,810)**	**(5,993)**	**(54,937)**
Cash flows from financing activities					
Net proceeds from issue of shares & conversion of options	20	162,187	127,921	162,187	127,921
Proceeds from borrowings		247,000	50,000	247,000	50,000
Repayment of borrowings		(27,873)	(112,731)	(399,527)	(151,433)
Payment of finance lease liabilities		(6,232)	(4,361)	-	-
Dividends paid	20	(46,245)	(27,041)	(46,245)	(27,041)
Net cash from financing activities		**328,837**	**33,788**	**(36,585)**	**(553)**
Net increase in cash and cash equivalents		**45,477**	**27,576**	**16,392**	**(14,993)**
Cash and cash equivalents at the beginning of the financial period		**49,913**	**21,915**	**(13,809)**	**1,184**
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		392	422	-	-
Cash and cash equivalents at the end of the financial period	21(a)	**95,782**	**49,913**	**2,583**	**(13,809)**

The accompanying Notes form an integral part of the Statements of Cash Flows.

Notes to the Financial Statements for the Year Ended 30 June 2006

Note 1: Significant accounting policies

United Group Limited (the "Company") is a company domiciled in Australia. The consolidated financial report of the Company for the year ended 30 June 2006 comprises the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in jointly controlled entities.

The financial report was authorised for issue by the directors on 11th August 2006.

(i) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards ("AASBs") adopted by the Australian Accounting Standards Board ("AASB") and the *Corporations Act 2001*. International Financial Report Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ("AIFRS") to distinguish them from previous Australian GAAP.

This is the consolidated entity's first AIFRS annual financial report and AASB 1 – "First time adoption of Australian equivalents to International Financial Reporting Standards" has been applied.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 34. This note includes reconciliations of equity and profit for comparative periods reported under previous Australian GAAP to those reported for those periods under AIFRS.

(ii) Basis of preparation

The financial report is presented in Australian dollars. The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 2998 (updated CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Certain standards and amendments available for early adoption have not been applied by the consolidated entity in these financial statements. The impact is minor as they largely relate to disclosure. The more significant of these are:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
- AASB 2005-9 *Amendments to Australian Accounting Standards* (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-09 is applicable for annual reporting periods beginning on or after 1 January 2006.
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 Financial *Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and consolidated entity. However the quantification of the impact is not known or cannot be reasonably estimated in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

This financial report has been prepared in accordance with the historical cost convention and except for derivative financial instruments, which are stated at fair value, does not take into account changing money values or fair values of assets.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Except for the change in accounting policy relating to classification and measurement of financial instruments (refer Note 36), the accounting policies set out below have been applied consistently to all periods presented in these financial statements. They have also been applied in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards - AIFRS, as required by AASB 1. The impact of the transition from previous GAAP to AIFRS is explained in Note 34. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current reporting period. The accounting policies used have been consistently applied by each entity in the consolidated entity.

(iii) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial report from the date that control commences until the date that control ceases.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Jointly controlled entities

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

In the consolidated financial statements, investments in joint controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the jointly controlled entity's net profit or loss is recognised in the consolidated income statement from the date joint control commences until the date it ceases.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(iv) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax provision is the expected tax payable on the taxable income for the year, using tax rates substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates substantively enacted at balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Company and its wholly owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2002 and are taxed as a single entity from that date. The head entity within the tax consolidated group is United Group Limited.

Current tax expense, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the group allocation approach.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidate group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Nature of tax funding agreements and tax sharing agreements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivables (payables) are at call.

Contributions to fund the current tax liabilities are payable in accordance with the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, has also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(v) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is assigned on a standard cost basis with the exception of contract specific requirements to use an average cost basis.

Construction work in progress
Construction work in progress is stated at the aggregate of contracts costs incurred to date plus recognised profits less recognised losses and progress billings. If there are contracts where billings exceed the aggregate costs incurred including profit margins, the net amounts are presented under trade and other payables.

Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms and conditions of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's construction activities based on normal operating capacity.

(vi) Intangibles
Business combinations prior to 1 July 2004
In accordance with AASB 1, the classification and accounting treatment of business combinations that occurred prior to 1 July 2004 have not been restated in preparing the opening AIFRS balance sheet.

Business combinations since 1 July 2004
All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment (see accounting policy (x)), or more frequently if indicators of impairment exist.

Software
Software acquired by the consolidated entity is stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)). Internally developed software is capitalised once the project is assessed to be feasible. Costs incurred in determining project feasibility are expensed as incurred. The costs capitalised include consulting, licensing and direct labour costs.

Tender and project establishment costs
Expenditure incurred in tendering and establishing facilities to provide construction or maintenance or other services under specific contracts are capitalised and amortised over the initial term of the contract.

Other intangible assets
Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy (x)).

Subsequent expenditure
Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation
Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with indefinite useful lives are systematically tested for impairment at each annual balance sheet date. Software and other intangible assets are amortised from the date that they are available for use. The estimated useful lives in the current and comparative periods are as follows:

	Life
Software	1-5 years
Tender and project establishment costs	Initial contract term
Other intangible assets	5 years

(vii) Revenue recognition
Goods sold and services rendered
Revenue from sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at balance sheet date. The stage of completion is assessed by reference to work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due or if the costs incurred or to be incurred cannot be measured reliably.

Construction contracts
Contract revenue and expenses are generally recognised on an individual contract basis using percentage of completion method when the stage of contract completion can be reliably determined, costs to date can be clearly identified, and total contract revenue and costs to complete can be reliably estimated. Two or more contracts are treated as a single contract where the contracts are negotiated as a single package, are closely interrelated and are performed concurrently or in a continuous sequence.

Profit recognition for lump sum fixed price contracts does not commence until cost to completion can be reliably measured. This is generally between 15% and 30% complete.

Stage of contract completion is generally measured by reference to physical completion. An assessment of total labour hours and other costs incurred to date as a percentage of estimated total costs for each contract is used if it is an appropriate proxy for physical completion. Task-lists, milestones, etc are also be used to calculate or confirm the percentage of completion if appropriate.

Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

Interest revenue
Interest revenue is recognised as it accrues, using the effective interest method.

Dividends
Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities.

Revenue from dividends from investment in jointly controlled entities and other investments is recognised when dividends are receivable.

(viii) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less.

Bank overdrafts that are repayable on demand and form an integral part of the consolidated entities cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(ix) Property, plant and equipment
Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self constructed assets includes the cost of materials, direct labour and an appropriate portion of production overheads. The cost of self constructed and acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets
Leases in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are stated at an amount equal to the lower of fair value and the present value of minimum lease payment at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy (x)).

Sale of non-current assets
The net gain or loss on disposal is included in the income statement at the date control of the asset passes to the buyer, usually when an unconditional contract for sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

Subsequent costs
The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Depreciation
The depreciable amount of all fixed assets including building and capitalised leased assets, but excluding freehold land, is depreciated over their useful lives on a straight line basis commencing from the time the asset is ready for use.

	Life
Buildings	20 years
Plant and equipment	3-20 years or the term of the lease

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(x) Impairment
The carrying amounts of the consolidated entity's assets, other than cash and cash equivalents, inventories, construction contract assets, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revalution with any excess recognised through the income statement.

Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Reversal of impairment
Impairment losses, other than in respect of goodwill, are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine recoverable amount. An impairment loss in respect of goodwill is not reverse.

An impairment loss in respect of a held to maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss is reversed only to the extent that the assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Recoverable amount
The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. Where net cash inflows are not largely independent, recoverable amount is determined for the cash generating unit to which the asset belongs. The decrement in the carrying amount is recognised as an expense in the reporting period in which the impairment loss occurs.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment.

(xi) Trade and other receivables
Trade receivables and other receivables are stated at cost less impairment losses (refer accounting policy (x)).

(xii) Investments
Investments in controlled entities are carried at cost. Cost includes the purchase price of the entity as well as directly attributable costs associated with the acquisition. Directly attributable costs are capitalised only once there is written agreement to acquire the entity.

(xiii) Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

(xiv) Interest bearing loans and borrowings
Current period policy
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowing on an effective interest basis.

Comparative period policy
Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate and included in payables.

(xv) Foreign currencies
Transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined. Foreign exchange differences arising on translation are recognised in the income statement.

Foreign operations
The assets and liabilities including goodwill and fair value adjustments arising on consolidation of foreign operations are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at approximately the foreign exchange rates ruling at the date of the transaction. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(xvi) Finance costs
Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange gains or losses and gains or losses on hedging instruments that are recognised in the income statement (see accounting policy (xxiv)). The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

(xvii) Lease payments
Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

Finance lease payments
Minimum lease payments are apportioned between the finance charge and reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(xviii) Employee benefits
Provision has been made in the financial statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax are included in the determination of provisions. Vested sick leave, and the current portion of annual leave, long service leave and workers' compensation provisions are measured at the amount of the expected payment to the employee.

The portions of annual leave, long service leave and workers' compensation provisions expected to be settled later than one year, are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(xix) Share based payments

Certain employees are entitled to participate in option ownership schemes. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period being the period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using a Monte Carlo model, taking into account the terms and conditions upon which the options were granted. The amount recognised in expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

(xx) Provisions

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. This provision is estimated having regard to service warranty experience.

Insurance

The consolidated entity self insures for some risks, including workers compensation, in some states. Provision is made for the consolidated entity's obligations for both incurred and incurred but not reported (IBNR) insurance claims through an actuarial assessment based on prior claims history.

Future rectification costs

The provision is the best estimate of the present value of the expenditure required to settle rectification obligations at the reporting date, based on current legal requirements and technology. Future rectification costs are reviewed annually and any changes are reflected in the present value of the rectification provision at the end of the reporting period. Refer to accounting policy (ix).

(xxi) Earnings per share

Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to ordinary shareholders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(xxii) Australian goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(xxiii) Derivative financial instruments

In the current financial year the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

Current period policy
The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity does not speculate in foreign currency or interest rate dealings. The purposes for which specific derivative instruments are used are as follows:

- Foreign currency
  Foreign currency forward exchange contracts are purchased to hedge project specific transactions. These are used to hedge the function currency dollar value of contractual risks and benefits and are set at the beginning of each relevant project.

- Interest rates
  The consolidated entity may raised term debt at both fixed and floating rates. The interest rate on a portion of the long term debt may be fixed by way of an interest rate swap arrangement.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

Comparative Period Policy
The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses interest rate swaps and forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

The quantitative effect of the change in accounting policy is set out in Note 36.

(xxiv) Hedging
On entering into a hedging relationship, the consolidated entity formally designates and documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedge and how the entity will assess the hedging instruments effectiveness in offsetting the exposure to changes in the hedged items fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assess on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Cash Flow Hedges
The consolidated entity classifies the derivatives as cash flow hedges as they hedge exposure to variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For other cash flow hedges, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Comparative period policy
Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or losses arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the income statement over the lives of the hedges.

The quantitative effect of the change in accounting policy is set out in Note 36.

(xxv) Share capital
Dividends are recognised as a liability in the period on which they are declared.

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(xxvi) Accounting estimates and judgements

Capitalisation of tender costs
In accordance with accounting policy note (vi), expenditure incurred in relation to a tender is capitalised and amortised over the initial term of the contract, where the costs can be separately identified and measured reliably and it is probable that the contract will be obtained. Judgement is exercised in determining whether it is probable that the contract will be obtained. An error in judgement would result in tender costs being recognised in the income statement in the following year.

Impairment of goodwill and intangibles with indefinite useful lives
The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in note (x). These calculations involve an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Insurance Provisions
Actuarial assumptions are utilised in the determination of provisions for incurred but not reported (IBNR) insurance claims as referred to in accounting policy note (xx).

Note 2: Statement of operations by segments

Business Segments – Primary reporting

United Group Limited is a diversified infrastructure and industrial services group which has operations in mechanical and electrical engineering, fabrication, manufacturing, maintenance, construction and business process outsourcing including property services, to the infrastructure and resource sectors.

United Group has 11,000 employees in Australia, New Zealand, Asia and the United States and has a client base that includes local and national governments and blue chip corporations. The consolidated entity comprises of the following main business segments:

United Group Infrastructure provides industrial maintenance, manufacturing and engineering services to sectors as diverse as water, power, transport, communications and defence. The business operates throughout Australia, New Zealand and Southeast Asia.

United Group Rail is a provider of design, manufacturing, engineering, maintenance and spare parts solutions to the rail and tram sectors in Australia and New Zealand

United Group Resources provides manufacturing, project management, construction, maintenance and asset management services to clients in the resources industry in Australia: upstream and downstream oil and gas, petrochemicals, chemicals and minerals industry.

United Group Services is an outsourcing company with operations in Australia, New Zealand and Asia. Service delivery solutions include corporate real estate, facilities management, finance and accounting, human resource management, procurement and learning.

Business Segments – Primary Reporting

2006 $000	Infrastructure	Rail	Resources	Services	Unallocated	Elim	Consolidated
Segment Revenue:							
- External sales	535,517	959,526	471,951	265,389			2,232,383
- Intersegment	1,670	898	7,647	4,392		(14,607)	-
- Other revenue	5				42		47
Total Revenue	537,192	960,424	479,598	269,781	42	(14,607)	2,232,430
Segment result (before financing costs and tax)	29,279	50,251	30,515	23,771	(18,211)		115,605
Share of joint ventures net profit	7,328			39			7,367
Net financing costs							(17,137)
Profit before tax							105,835
Income tax expense							(27,092)
Net profit after tax							78,743
Segment assets	225,566	788,667	102,412	126,645	111,364		1,354,654
Investment in joint ventures	1,376			462			1,838
Total segment assets	226,942	788,667	102,412	127,107	111,364		1,356,492
Total segment liabilities	(204,410)	(316,414)	(49,396)	(95,238)	(170,270)		(835,728)
Acquisition of segment assets	190,473	173,873	21,063	7,145	1,860		394,414
Depreciation & amortisation	(8,657)	(6,751)	(2,313)	(8,853)	(574)		(27,148)
Other non-cash items	2,555	621	(3,000)	(3,240)	2,839		(225)

2005 $000	Infrastructure	Rail	Resources	Services	Unallocated	Elim	Consolidated
Segment Revenue:							
- External sales	231,080	534,898	315,216	173,711			1,254,905
- Intersegment				3,206		(3,206)	-
- Other revenue	452	493			58,866	(58,862)	949
Total Revenue	231,532	535,391	315,216	176,917	58,866	(62,068)	1,255,854
Segment result (before financing costs and tax)	9,110	33,650	14,838	18,122	(15,561)		60,159
Share of joint ventures net profit	5,472			23			5,495
Net financing costs							(8,319)
Profit before tax							57,335
Income tax expense							(9,846)
Net profit after tax							47,489
Segment assets	149,840	256,002	95,846	90,877	86,954		679,519
Investment in joint ventures	4,279			604			4,883
Total segment assets	154,119	256,002	95,846	91,481	86,954		684,402
Total segment liabilities	(81,282)	(110,138)	(85,839)	(64,313)	(13,909)		(355,481)
Acquisition of segment assets	4,360	6,626	5,376	14,713	295		31,370
Depreciation & amortisation	(1,313)	(7,631)	(4,724)	(5,237)	356		(18,549)
Other non-cash items	700	(12)	-	63	2,142		2,893

Geographical Segments – Secondary reporting

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non current assets	
	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000
Australia	1,982,820	1,159,494	1,160,491	533,700	389,342	19,746
Pacific	131,935	62,942	70,878	28,815	2,341	1,552
Asia	117,675	33,418	125,123	121,887	2,731	10,072
	2,232,430	1,255,854	1,356,492	684,402	394,414	31,370

(i) Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.
(ii) The acquisition of segment assets includes the assets of controlled entities acquired.
(iii) The Pacific geographical segment includes New Zealand whilst the Asian geographical segment includes Hong Kong, Singapore, Malaysia and Thailand.

Note 3: Depreciation and amortisation

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Depreciation	20,926	13,270	542	212
Amortisation of software	4,204	2,608	32	9
Amortisation of project establishment costs	2,018	2,671	-	-
	27,148	18,549	574	221

Note 4: Finance costs

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Interest expense	18,168	8,169	16,019	7,191
Other borrowing costs	2,750	2,211	1,119	896
	20,918	10,380	17,138	8,087

Note 5: Income tax expense

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Recognised in the income statement				
Current tax expense				
Current year	41,911	19,449	2,273	(29)
Adjustments for prior years	(3,683)	(1,704)	(114)	-
	38,228	17,745	2,159	(29)
Deferred tax expense				
Origination and reversal of temporary differences	(11,136)	(7,899)	(3,014)	(210)
	(11,136)	(7,899)	(3,014)	(210)
Total income tax expense in income statement	27,092	9,846	(855)	(239)
Deferred tax recognised directly in equity				
Relating to equity securities	(316)	(488)	(316)	(488)
	(316)	(488)	(316)	(488)
The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Profit from operations before income tax	105,835	57,335	54,877	37,380
Prima facie tax thereon at 30%	31,751	17,201	16,463	11,214
Adjusted for:				
- Equity settled share based payments	855	486	855	486
- Inter company dividend income	-	-	(18,000)	(12,000)
- Research and development expenses	(1,471)	(6,036)	-	-
- Other non deductible/(assessable) expenses	213	251	(59)	61
- Overseas tax rate differential	(573)	(352)	-	-
Under/(over) provision in prior years	(3,683)	(1,704)	(114)	-
Income tax expense/(benefit) attributable to profit from ordinary activities	27,092	9,846	(855)	(239)

Note 6: Cash and cash equivalents

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Bank balances	85,747	40,001	2,581	-
Call deposits	9,735	9,661	-	-
Petty cash	300	251	2	2
	95,782	49,913	2,583	2

Note 7: Trade and other receivables

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current				
Trade and other debtors	299,305	243,164	136	329
Amounts receivable from wholly owned entities	-	-	92,465	40,765
Retentions withheld on contracts in progress	820	2,272	-	-
	300,125	245,436	92,601	41,094
Non-current				
Amounts receivable from wholly owned entities	-	-	514,271	128,388
	-	-	514,271	128,388

The amounts receivable from wholly owned entities are unsecured and payable on demand. Interest is charged on the average balance at a rate of 6.4%. Trade and other debtors are shown net of impairment losses of $299,000 (2005: -$5,000) recognised in the current year.

Note 8: Inventories

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current				
Raw materials and stores at net realisable value	72,442	28,761	-	-
Construction work in progress (refer below)	153,088	69,314	-	-
	225,530	98,075	-	-
Aggregate of costs and profits recognised on contracts in progress	1,818,283	862,035	-	-
Progress billings and advances received on contracts in progress	(1,742,707)	(866,709)	-	-
Net construction work in progress	75,576	(4,674)		
Net construction work in progress comprises:				
Amounts due from customers – work in progress	153,088	69,314	-	-
Amounts due to customers – included in amounts payable on construction contracts and billings in advance	(77,512)	(73,988)	-	-
	75,576	(4,674)	-	-

Note 9: Current tax assets and liabilities

The current tax asset for the consolidated entity of $1,020,000 (2005 $441,000) and for the parent entity of $nil (2005 $599,000) represents the amount of income tax recoverable in respect of current and prior financial periods that arise from the payment of tax in excess of amounts due to the relevant tax authority. The current tax liability of the entity of $29,468,000 (2005: $3,030,000) and for the parent entity of $27,269,000 (2005: $nil) represents the amount of income tax payable in respect of current and prior financial periods. In accordance with tax consolidation legislation, the parent entity as head entity of the tax-consolidated group has assumed the current tax liability (asset) initially recognised by the members in the tax-consolidated group.

Note 10: Other assets

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current				
Prepayments and other	76,255	35,417	1,865	870
	76,255	35,417	1,865	870
Non-current				
Other	1,789	1,619	1,437	979
Costs incurred in relation to acquisitions yet to be completed	89	6,260	89	6,260
	1,878	7,879	1,526	7,239

Note 11: Investments accounted for using the equity method

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Joint venture entities	33	1,838	4,883	-	-

Note 12: Other financial assets

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current				
Other financial instruments	1,667	1,530	-	-
	1,667	1,530	-	-
Non-current				
Shares in controlled entities at cost	-	-	144,925	140,882
Shares in unlisted entities at fair value	290	-	-	-
	290	-	144,925	140,882

Note 13: Property, plant and equipment

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Property, plant and equipment at cost:				
Freehold land				
Cost:				
Opening balance	9,187	7,652	-	-
Additions	2	1,535	-	-
Acquisition through subsidiary acquired	8,140	-	-	-
Disposals	-	-	-	-
Closing balance/net book value	17,329	9,187	-	-
Buildings				
Cost:				
Opening balance	50,846	49,153	-	-
Additions	408	1,709	-	-
Acquisition through subsidiary acquired	11,784	-	-	-
Foreign exchange movement	25	2	-	-
Disposals	-	(18)	-	-
Closing balance	63,063	50,846	-	-
Accumulated depreciation:				
Opening balance	(10,257)	(8,787)	-	-
Depreciation for the year	(1,819)	(1,482)	-	-
Foreign exchange movement	4	-	-	-
Disposals	-	12	-	-
Closing balance	(12,072)	(10,257)	-	-
Net book value	50,991	40,589	-	-
Plant and equipment				
Cost:				
Opening balance	118,779	101,598	837	568
Additions	23,350	15,214	1,778	295
Acquisition through subsidiaries acquired	13,367	8,902	-	-
Transfer from software	82	-	-	-
Foreign exchange movement	(526)	(1,969)	-	-
Disposals	(5,185)	(4,966)	-	(26)
Closing balance	149,867	118,779	2,615	837
Accumulated depreciation:				
Opening balance	(79,577)	(70,475)	(496)	(305)
Depreciation for the year	(14,033)	(8,281)	(542)	(212)
Acquisition through subsidiaries acquired	(3,636)	(6,465)	-	-
Foreign exchange movement	308	1,238	-	-
Disposals	4,842	4,406	-	21
Closing balance	(92,096)	(79,577)	(1,038)	(496)
Net book value	57,771	39,202	1,577	341
Plant and equipment under lease				
Cost:				
Opening balance	18,882	15,183	-	-
Additions	4,122	3,285	-	
Transfer to plant and equipment at cost	-	-	-	-
Foreign exchange movement	(3)	481	-	-
Disposals	(2,629)	(67)	-	-
Closing balance	20,372	18,882	-	-
Accumulated amortisation:				
Opening balance	(8,535)	(4,396)	-	-
Amortisation for the year	(5,074)	(4,112)	-	-
Foreign exchange movement	850	(86)	-	-
Disposals	2,505	59	-	-
Closing balance	(10,254)	(8,535)	-	-
Net book value	10,118	10,347	-	-

Note 13: Property, plant and equipment

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Total property, plant and equipment at cost	250,631	197,694	2,615	837
Total property, plant and equipment accumulated depreciation and amortisation	(114,422)	(98,369)	(1,038)	(496)
Total property, plant and equipment net	136,209	99,325	1,577	341

Freehold land and buildings are carried at cost.

Note 14: Intangible assets

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Goodwill				
Cost:				
Opening balance	146,190	146,190	-	-
Acquisition through business combinations	330,650	-	-	-
Closing balance	476,840	146,190	-	-
Accumulated amortisation:				
Opening balance	(18,849)	(18,849)	-	-
Closing balance	(18,849)	(18,849)	-	-
Net book value	457,991	127,341	-	-
Project establishment costs				
Cost:				
Opening balance	7,282	3,062	-	-
Project costs capitalised	16,366	4,239	-	-
Foreign exchange movement	-	(19)	-	-
Closing balance	23,648	7,282	-	-
Accumulated amortisation:				
Opening balance	(3,900)	(1,175)	-	-
Amortisation for the year	(2,018)	(2,671)	-	-
Foreign exchange movement	-	(54)	-	-
Closing balance	(5,918)	(3,900)	-	-
Net book value	17,730	3,382		
Software				
Cost:				
Opening balance	17,069	16,344	81	81
Additions	2,302	725	82	-
Acquisition through subsidiaries acquired	289	-		
Transfer to plant and equipment at cost	(82)	-	-	-
Foreign exchange movement	170	-	-	-
Disposals	(23)	-	-	-
Closing balance	19,725	17,069	163	81
Accumulated amortisation:				
Opening balance	(9,876)	(7,268)	(16)	(7)
Amortisation for the year	(4,204)	(2,608)	(32)	(9)
Foreign exchange movement	21	-	-	-
Disposals	23	-	-	-
Closing balance	(14,036)	(9,876)	(48)	(16)
Net book value	5,689	7,193	115	65
Other				
Cost:				
Opening balance	91	91	-	-
Acquisition through business combinations	4,700	-		
Foreign exchange movement	(9)	-	-	-
Closing balance	4,782	91	-	-

Note 14: Intangible assets

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Accumulated amortisation:				
Opening balance	(28)	(28)	-	-
Amortisation for the year	(27)	-	-	-
Closing balance	(55)	(28)	-	-
Net book value	4,727	63	-	-
Total intangibles at cost	524,995	170,632	163	81
Total intangibles accumulated depreciation and amortisation	(38,858)	(32,653)	(48)	(16)
Total intangibles net	486,137	137,979	115	65

Impairment tests for cash generating units containing goodwill

The following cash generating units have significant carrying amounts of goodwill.

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Infrastructure	10,719	10,719	-	-
Rail	16,244	15,286	-	-
Resources	21,587	7,653	-	-
Services	100,106	93,683	-	-
Unallocated	309,335	-		
Total goodwill	457,991	127,341	-	-

The allocation of goodwill in relation to the acquisition of ALSTOM ANZ will be completed within twelve months of acquisition. At 30 June 2006 this goodwill has been tested for impairment across the Infrastructure and Rail units.

The recoverable amount of the cash generating unit is based on value in use calculations. The calculations use cash flow projections based on the following year's budget and plan, extended over a period of five years. Cash flows into perpetuity are extrapolated using a growth factor relevant to the sector and business plan. A pre-tax discount rate is applied adjusted for the risk of the industry in which each unit operates.

Note 15: Deferred tax assets and liabilities

	Consolidated 2006	Consolidated 2005	Parent Entity 2006	Parent Entity 2005
Deferred Tax Assets				
Temporary differences	29,761	3,524	6,509	2,869
	29,761	3,524	6,509	2,869
Deferred Tax Liabilities				
Temporary differences	149	788	-	-
	149	788	-	-
Unrecognised Deferred Tax Balances				
Deferred Tax Assets				
Tax losses - revenue	419	500	-	-
Tax losses - capital	3,874	3,874	3,874	3,874
Foreign tax credits	1,280	1,922	1,280	1,922
	5,573	6,296	5,154	5,796
The potential future income tax benefit arising from tax losses of controlled entities has not been recognised as an asset because recovery of the tax losses is not regarded as virtually certain.	4,000	4,024	3,874	3,874

The potential future income tax benefit will only be obtained if:

- the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
- the relevant company continues to comply with the conditions for deductibility imposed by the law; and
- no changes in tax legislation adversely affect the relevant company in realising the benefit.

Note 15: Deferred tax assets and liabilities

Movement in temporary differences

	CONSOLIDATED					PARENT ENTITY			
	Balance 1 July 2005	Recognised in Income	Charged to Equity	Acquisitions /Disposals	Balance 30 June 2006	Balance 1 July 2005	Recognised in Income	Charged to Equity	Balance 30 June 2006
Gross Deferred Tax Assets									
Provisions	4,575	2,425	-	13,395	20,395	2,170	2,892	-	5,062
Employee benefits	14,090	1,555	-	5,131	20,776	309	93	-	402
Property, plant & equipment	-	-	-	-	-	3	147	-	150
Inventories	128	170	-	218	516	-	-	-	-
Equity	488	-	316	-	804	488	-	316	804
Other	59	48	-	-	107	5	97	-	102
	19,340	4,198	316	18,744	42,598	2,975	3,229	316	6,520
Set off of tax	(15,816)	2,979	-		(12,837)	(106)	95		(11)
Net deferred tax assets	3,524	7,177	316	18,744	29,761	2,869	3,324	316	6,509
Gross Deferred Tax Liabilities									
Property, plant & equipment	(839)	(460)	-	-	(1,299)	-	-	-	-
Intangible assets	(875)	654	-	-	(221)	-	-	-	-
Research & development	(11,837)	9,454	-	-	(2,383)	-	-	-	-
Income recognition	(1,658)	(5,611)	-	-	(7,269)	(106)	95	-	(11)
Deferred expenditure	(1,345)	(442)	-	-	(1,787)	-	-	-	-
Other	(50)	23	-	-	(27)	-	-	-	-
	(16,604)	3,618	-	-	(12,986)	(106)	95	-	(11)
Set off of tax	15,816	(2,979)	-		12,837	106	(95)	-	11
Net deferred tax liabilities	(788)	639	-	-	(149)	-	-	-	-

Note 15: Deferred tax assets and liabilities

	CONSOLIDATED					PARENT ENTITY			
	Balance 1 July 2004	Recognised in Income	Charged to Equity	Acquisitions/ Disposals	Balance 30 June 2005	Balance 1 July 2004	Recognised in Income	Charged to Equity	Balance 30 June 2005
Gross Deferred Tax Assets									
Provisions	3,618	947	-	10	4,575	1,904	266	-	2,170
Employee benefits	11,564	2,526	-	-	14,090	289	20	-	309
Property, plant & equipment	-	-	-	-	-	4	(1)	-	3
Inventories	188	(60)	-	-	128	-	-	-	-
Equity	-	-	488	-	488	-	-	488	488
Other	134	(75)	-	-	59	7	(2)	-	5
	15,504	3,338	488	10	19,340	2,204	283	488	2,975
Set off of tax	(15,375)	(431)	-	(10)	(15,816)	(31)	(75)	-	(106)
Net deferred tax assets	129	2,907	488	-	3,524	2,173	208	488	2,869
Gross Deferred Tax Liabilities									
Property, plant & equipment	(83)	(964)	-	208	(839)	-	-	-	-
Intangible assets	(1,038)	163	-	-	(875)	-	-	-	-
Research & development	(7,715)	(4,122)	-	-	(11,837)	-	-	-	-
Income recognition	(9,155)	7,497	-	-	(1,658)	(31)	(75)	-	(106)
Deferred expenditure	(1,487)	142	-	-	(1,345)	-	-	-	-
Other	(47)	(3)	-	-	(50)	-	-	-	-
	(19,525)	2,713	-	208	(16,604)	(31)	(75)	-	(106)
Set off of tax	15,375	431	-	10	15,816	31	75	-	106
Net deferred tax liabilities	(4,150)	3,144	-	218	(788)	-	-	-	-

Note 16: Trade and other payables

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current				
Unsecured liabilities:				
- trade creditors and accruals	253,326	173,696	6,237	7,272
- amounts payable to wholly owned entities	-	-	84	232
- work in progress accruals	40,999	20,563	-	-
- billings in advance	77,512	73,988	-	-
	371,837	268,247	6,321	7,504
Non-current				
Unsecured liabilities:				
- loan from wholly owned entity	-	-	114	-
	-	-	114	-

The amounts payable to wholly owned entities are unsecured, interest free and payable on demand.

Note 17: Interest bearing loans and borrowings

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Current				
Unsecured liabilities:				
- bank overdraft	-	-	-	13,811
- bank loan	432	3,145	-	-
- other loan	180	170	-	-
Secured liabilities:				
- lease liability	4,498	4,574	-	-
	5,110	7,889	-	13,811
Non-current				
Unsecured liabilities:				
- bank loan	249,486	2,919	247,000	-
- other loan	1,043	1,153	-	-
Secured liabilities:				
- lease liability	5,251	5,395	-	-
	255,780	9,467	247,000	-

Lease liabilities are secured by a charge over the leased assets.

2006 bank loans comprise term debt facilities which mature on 27 July 2007 ($2,918,000), 8 July 2008 ($80,000,000), 8 July 2009 ($40,000,000) and 8 July 2010 ($127,000,000). The other loan is a term debt facility which matures on 30 June 2015 ($1,223,000). Interest rates are floating with an interest rate swap in place to cover $2.9 million. The average interest rate applicable at 30 June 2006 including the effect of the interest rate swap was 6.4%.

The 2005 bank overdraft in the parent company is offset by cash at bank balances held by controlled entities who are part of the banking set off group.

Finance Facilities

a) The consolidated entity has access to the following lines of credit:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Credit facility	474,908	222,374	465,000	208,571
Amount utilised	249,918	6,064	247,000	-
Unused credit facility	224,990	216,310	218,000	208,571
The major facilities are summarised as follows:				
Bank overdraft	18,601	13,305	15,000	10,000
Standby	20,000	70,000	20,000	70,000
Term debt	436,307	139,069	430,000	128,571
	474,908	222,374	465,000	208,571

	Consolidated		Parent Entity	
	2006	2005	2006	2005
b) Bank guarantee and/or letter of credit facility several financial institutions:				
Guarantee and/or letter of credit	486,845	286,382	450,000	250,000
Amount utilised	337,517	163,831	136	136
Unused guarantee	149,328	122,551	449,864	249,864
c) Unsecured bond facilities provided by surety entities				
Bonds in aggregate	35,000	40,657	35,000	35,000
Amount utilised	7,456	17,955	-	-
Unused bonds	27,544	22,702	35,000	35,000

Finance lease liabilities

Payable:				
- not later than one year	5,065	4,941	-	-
- later than one year but not later than five years	5,712	5,797	-	-
- later than five years	-	-	-	-
Minimum lease payments	10,777	10,738	-	-
Less future finance charges	(1,028)	(769)	-	-
Total lease liability	9,749	9,969	-	-
Reconciled to:				
- current liabilities	4,498	4,574	-	-
- non-current liabilities	5,251	5,395	-	-
	9,749	9,969	-	-

The leases have been entered into as a means of funding the acquisition of minor items of plant and equipment and acquiring access to property and vehicles. Rental payments are generally fixed.

Note 18: Other financial liabilities

Current				
Foreign currency forward contracts	2,801	-	-	-
	2,801	-	-	-
Non-current				
Foreign currency forward contracts	335	-	-	-
Interest rate swaps	130	-	-	-
	465	-	-	-

Note 19: Provisions

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $1000	2005 $000
Current				
Employee entitlements	93,830	48,260	3,483	3,044
Warranty and contract	23,764	9,182	10,500	3,400
Other	13,391	586	1,459	467
	130,985	58,028	15,442	6,911
Warranty and contract provision movement				
Opening balance	9,182	4,462	3,400	2,000
Increase through acquisition	4,917	-	-	-
Provisions made during the year	14,854	12,781	8,100	1,400
Provisions used during the year	(1,590)	(7,397)	-	-
Provisions reversed during the year	(3,599)	(664)	(1,000)	-
Closing balance	23,764	9,182	10,500	3,400
Other provision movement				
Opening balance	586	990	467	691
Increase through acquisition	7,817	-	-	-
Provisions made during the year	5,859	510	1,453	467
Provisions used during the year	(228)	(163)	-	-
Provisions reversed during the year	(643)	(751)	(461)	(691)
Closing balance	13,391	586	1,459	467
Non-current				
Employee entitlements	15,436	3,217	-	-
Warranty and contract	11,750	1,584	-	-
IBNR insurance claims	2,660	1,560	2,660	1,560
Other	9,287	1,671	115	36
	39,133	8,032	2,775	1,596
Warranty and contract provision movement				
Opening balance	1,584	1,584	-	-
Increase through acquisition	9,852	-	-	-
Provisions made during the year	314	-	-	-
Closing balance	11,750	1,584	-	-
IBNR insurance claims provision movement				
Opening balance	1,560	1,770	1,560	1,770
Provisions made during the year	1,100	-	1,100	-
Provisions reversed during the year	-	(210)	-	(210)
Closing balance	2,660	1,560	2,660	1,560
Other provision movement				
Opening balance	1,671	627	36	36
Increase through acquisition	7,729	-	-	-
Provisions made during the year	179	1,186	78	-
Provisions used during the year	(323)	(142)	-	-
Provisions reversed during the year	-	-	-	-
FX movements	24	-	-	-
Unwinding of discount	7	-	1	-
Closing balance	9,287	1,671	115	36

Note 20: Capital and reserves

Reconciliation of movement in capital and reserves attributable to equity holders of the parent

Consolidated 2006 $000	Translation Reserve	Hedging Reserve	Employee Equity Benefit Reserve	Total Reserves	Share Capital	Retained Earnings	Total	Minority Interest	Total Equity
Balance at 1 July 2005	(572)	-	3,147	2,575	261,200	65,146	328,921		328,921
Total recognised income and expense	(2,426)	(3,266)		(5,692)		78,697	73,005	46	73,051
Shares issued					162,187		162,187		162,187
Equity settled share based payments			2,850	2,850			2,850		2,850
Acquired on acquisition									
Dividends to shareholders						(46,245)	(46,245)		(46,245)
Balance at 30 June 2006	(2,998)	(3,266)	5,997	(267)	423,387	97,598	520,718	46	520,764
Consolidated 2005 **$000**									
Balance at 1 July 2004	(115)		1,526	1,411	129,252	48,730	179,393		179,393
Total recognised income and expense	(457)			(457)		47,489	47,032		47,032
Shares issued					131,948		131,948		131,948
Equity settled share based payments			1,621	1,621			1,621		1,621
Dividends to shareholders						(31,073)	(31,073)		(31,073)
Balance at 30 June 2005	(572)	-	3,147	2,575	261,200	65,146	328,921	-	328,921

Parent Entity 2006 $000	Employee Equity Benefit Reserve	Total Reserves	Share capital	Retained earnings	Total equity
Balance at 1 July 2005	3,147	3,147	261,200	28,180	292,527
Total recognised income and expense				55,732	55,732
Shares issued			162,187		162,187
Equity settled share based payments	2,850	2,850			2,850
Dividends to shareholders				(46,245)	(46,245)
Balance at 30 June 2006	5,997	5,997	423,387	37,667	467,051
Parent Entity 2005 **$000**					
Balance at 1 July 2004	1,526	1,526	129,252	21,634	152,412
Total recognised income and expense				37,619	37,619
Shares issued			131,948		131,948
Equity settled share based payments	1,621	1,621			1,621
Dividends to shareholders				(31,073)	(31,073)
Balance at 30 June 2005	3,147	3,147	261,200	28,180	292,527

The dividend paid to shareholders in 2005 includes $4,027,000 of dividends converted to shares under the dividend reinvestment plan. As there is no cash impact this value is not reflected in the dividends paid as shown in the Statement of Cashflows. The proceeds from the issue of shares in 2005 also includes this dividend amount.

Translation Reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity as well as from the translation of loans between the Company and foreign subsidiaries.

Hedge Reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions where settlement has not yet occurred.

Employee Equity Benefits Reserve

The employee equity benefits reserve represents expense associated with equity settled compensation, under the employee share option plan.

Share Capital

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(a) Issued and paid-up capital				
133,471,928 (2005 – 118,352,394) ordinary shares	423,387	261,200	423,387	261,200

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

	2006		2005	
	$000	Number of ordinary shares	$000	Number of ordinary shares
(b) Movements in contributed equity				
Opening balance	261,200	118,352,394	129,252	100,743,811
Shares issued in firm placement net of costs (refer to (i) and (ii) below)	136,613	11,493,176	121,288	14,600,000
Shares issued to Mr R Leupen under Long Term Incentive Performance Share Plan	-	-	6,059	1,300,000
Less treasury shares	-	-	(6,059)	(1,300,000)
Shares issued pursuant to employee share option plan (refer to Note 26)	3,309	975,710	6,633	2,476,668
Shares issued under Share Purchase Plan (refer to (iii) below)	22,265	2,650,648	-	-
Shares issued pursuant to dividend reinvestment plan	-	-	4,027	531,915
Closing balance	423,387	133,471,928	261,200	118,352,394

(i) On 4 August 2005 the Company issued 2,066,667 shares at $8.40 per share under a conditional placement approved by the shareholders at an Extraordinary General Meeting on 28 July 2005. As part of this placement 297,619 shares were issued to Mr Leupen. The shares were used to partially fund the acquisition of ALSTOM ANZ.

(ii) On 27 June 2006 the Company 9,426,509 shares were issued at $12.80 per shares under a firm placement to institutional investors. The shares were issued partially to fund the acquisition of Equis.

(iii) On 18 July 2005 the Company issued 2,650,648 shares under the Share Purchase Plan (SPP). The SPP enabled United Group shareholders to purchase up to 595 shares at $8.40 per share. The shares were issued to partially fund the acquisition of ALSTOM ANZ.

(c) Subsequent events

On 4 August 2006 the Company issued 2,459,920 shares under the SPP. The SPP enabled United Group shareholders to purchase up to 390 shares at $12.80 per share. The shares were issued partially to fund the acquisition of Equis.

As part of the equity raising in June 2006, 339,116 shares at $12.80 per share will be issued to Mr R Leupen, subject to approval by shareholders at the Annual General Meeting.

Dividends	2006 $000	2005 $000
Dividends recognised in the current year by the Company are:		
Final dividend of 20 cents (2005 – 10 cents) per share, fully franked paid on 23 September 2005	21,185	10,311
Special dividend of nil cents (2005 – 10 cents) per share fully franked	-	10,310
Interim dividend of 20 cents (2005 – 10 cents) per share, fully franked paid on 23 March 2006	25,060	10,452
Total dividends paid	46,245	31,073
Dividends not recognised at year end		
In addition to the above dividends, since the year end the directors have recommended the payment of a final dividend of 24 cents (2005 – 10 cents final and 10 cents special) per share fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 8 September 2006, out of retained profits at 30 June 2006 not recognised as a liability at year end.	32,935	21,010
Dividend franking account		
Franking credits at a 30% rate available to shareholders of United Group Limited for subsequent financial years	27,453	17,341

The above amounts are based on the balance of the dividend franking account at year-end adjusted for:

(a) franking credits that will arise from the payment of the current tax liability
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year-end
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $14,115,000 (2005: $9,004,000).

Note 21: Cashflow information

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
a) Reconciliation of cash				
Cash assets	95,782	49,913	2,583	2
Bank overdraft	-	-	-	(13,811)
	95,782	49,913	2,583	(13,809)

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and deposits at call, net of overdrafts, and investments in money market instruments with less than 90 days to maturity.

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
b) Reconciliation of profit after tax to cash flow from operations				
Profit after tax	78,743	47,489	55,732	37,619
Adjustment for non-cash items:				
Amortisation of software	4,204	2,608	32	9
Amortisation of leased assets	5,074	4,198	-	-
Amortisation of project establishment costs	2,018	2,671	-	-
Depreciation	15,852	9,072	542	212
Equity settled share based payments	2,850	1,621	2,850	1,621
Profit on sale of property, plant & equipment	(113)	(295)	-	4
Unrealised foreign exchange (gain)/loss	(3,634)	(24)	16	(16)
Other	(412)	1,170	(271)	(112)
Share of joint venture entities net profit	2,905	1,921	-	-
Costs in relation to investments	(1,821)	(1,500)	-	(1,500)
Movement in income taxes payable	25,859	1,856	2,872	(204)
Movement in deferred taxes payable	(7,980)	(6,870)	(3,640)	(696)
Changes in assets and liabilities:				
(Increase)/decrease in trade debtors	53,158	(83,076)	(6,511)	(537)
(Increase)/decrease in prepayments and other assets	(34,819)	(1,139)	(1,181)	(734)
(Increase)/decrease in inventories	(78,293)	(504)	-	-
Increase/(decrease) in trade creditors and accruals	(72,495)	68,941	(1,181)	3,801
Increase/decrease in provisions	68,912	11,459	9,710	1,030
Cash flows from operations	60,008	59,598	58,970	40,497

Note 22: Acquisitions of subsidiaries

ALSTOM ANZ

On 16 September 2005, United Group Rail Pty Limited, a wholly owned subsidiary of United Group Limited, acquired the ALSTOM transport business in Australia and New Zealand (ALSTOM ANZ) for $267,500,000 with adjustments for loan repayments reflected in the consideration below. Final consideration of $30,000,000 was paid in April 2006. In the period to 30 June 2006 the business contributed net profit of $26.8 million to the consolidated profit for the year. Proforma profit as though the business has been acquired on 1 July 2005 has not been determined due to accounting adjustments made within the business prior to acquisition.

The acquisition comprised of the purchase of the transport operations of ALSTOM ANZ as well as shares in the following companies:

Company	% shares acquired
MainCo Melbourne Pty Limited	70%
United Group Melbourne Transport Limited (formerly ALSTOM Melbourne Transport Ltd)	100%
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Ltd)	100%
United Group Rail (NZ) Limited (formerly ALSTOM Transport New Zealand Ltd)	100%

The acquisition of ALSTOM ANZ was funded through a combination of debt and equity.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Fair value adjustments	Original carrying amounts
Cash and cash equivalents	37,445		37,445
Trade and other receivables	107,847		107,847
Inventories	48,767		48,767
Property, plant and equipment	29,106	4,242	24,864
Intangible assets	1,500	1,500	-
Deferred tax assets	18,827	10,122	8,705
Trade and other payables	(135,273)		(135,273)
Interest bearing loans and borrowings	(25,809)		(25,809)
Other financial liabilities	(40,812)		(40,812)
Provisions	(34,615)	(33,741)	(874)
Net identifiable assets and liabilities	6,983	(17,877)	24,860
Goodwill on acquisition	309,336		
Total consideration	316,319		
Add consideration receivable	7,440		
Less cash acquired	(37,445)		
Net cash outflow	286,314		

The net cash outflow above includes an amount of $6,261,000 paid in the previous period resulting in a net cash outflow this period of $280,053,000 in relation to the acquisition of ALSTOM ANZ.

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of ALSTOM ANZ because of the capacity of the business to generate recurring revenue streams in the future through a proven track record, customer relationships, business processes and employee experience and skills. This did not meet the criteria for recognition as an intangible asset at the date of acquisition.

Goodwill is subject to change in future periods as a result of contingent consideration payable under the terms of the contract.

Steelplan

On 1 June 2006, United Group Resources Pty Limited acquired the business of Steelplan for consideration of $10,887,313, funded through debt facilities. An additional amount of $3,000,000 in consideration is payable in one year, dependent on certain conditions. Steelplan is a technological drafting services business. In the period to 30 June 2006 the business contributed net profit of $211,028 to the consolidated net profit for the year. Proforma profit as though the business has been acquired on 1 July 2005 has not been determined due to the short period of ownership during the reporting period.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Other financial assets	18	-	18
Property, plant and equipment	346	-	346
Deferred tax assets	69	-	69
Interest bearing loans and borrowings	(131)	-	(131)
Provisions	(230)	-	(230)
Net identifiable assets and liabilities	72	-	72
Goodwill on acquisition	13,934		
Total consideration	14,006		
Less consideration payable	(3,000)		
Net cash outflow	11,006		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of Steelplan due to the skill sets of the employees and customer relationships, resulting in enhanced future earnings potential through the ability to secure future contracts.

Peak Security

On 1 March 2006, United Group Services Pty Limited acquired the business of Peak Security & Peak Vetting for a consideration of $2,142,000. The acquisition was funded through debt facilities. The business undertakes security and vetting services, largely for the public sector. In the period to 30 June 2006 the business contributed net profit of $65,001 to the consolidated net profit for the year. Proforma profit as though the business has been acquired on 1 July 2005 has not been determined due to the short period of ownership during the reporting period.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Inventories	125	-	125
Property, plant and equipment	43	-	43
Provisions	(43)	-	(43)
Net identifiable assets and liabilities	125	-	125
Goodwill on acquisition	2,233		
Consideration	2,358		
Cash acquired	-		
Net cash outflow	2,358		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of Peak due to the specialist knowledge of the staff in relation to government security and vetting processes, as well as client relationships and market knowledge.

Acquisition accounting is provisional as there is a component of the final consideration relating to an earn out, based on the first and second years of profits. This contingent consideration has not been included above.

Fischer

On 8 June 2006 United Group Rail Pty Limited acquired the business of Fischer Industries Pty Limited for consideration of $2,170,104, funded through debt facilities. The business designs, manufactures and supplies innovative electronic control, safety and data acquisition devices for rail rolling stock. In the period to 30 June 2006 the business contributed a nil net profit to the consolidated net profit for the year. Proforma profit as though the business has been acquired on 1 July 2005 has not been determined due to the short period of ownership during the reporting period.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	United recognised values	Provisional fair value adjustments	Original carrying amounts
Trade and other receivables	270		270
Property, plant and equipment	500		500
Intangible assets	700	700	-
Other financial liabilities	(258)		(258)
Net identifiable assets and liabilities	1,212	700	512
Goodwill on acquisition	958		
Consideration	2,170		
Cash acquired	-		
Net cash outflow	2,170		

Goodwill arises due to the skill base of employees in developing innovative electronic control, safety and data acquisition devices for rail rolling stock.

Equis Corporation (Subsequent Event)

In July 2006 United Group acquired the US based corporate real estate services company, Equis Corporation (Equis) for $163 million (US $120 million) with a potential additional $16 million (US $12 million) payment to the vendor based on future growth projections. The acquisition was funded through a combination of debt and equity. Equis is a leading provider of Corporate Real Estate (CRE) services in the US. The acquisition furthers United Group's global expansion creating an end-to-end CRE business servicing tenants and owner occupiers in the large and growing US CRE services market.

The impact of the acquisition on the consolidated entity's assets and liability cannot yet be determined as acquisition accounting is still being completed.

PREMAS (2005)

On 12 May 2005, United Group Limited acquired 100% of the shares of PREMAS International Limited (Singapore) for consideration of $50,019,000. The acquisition was funded using debt facilities. PREMAS is a real estate management and services business headquartered in Singapore. In the period to 30 June 2005 the business contributed net profit of $217,000 to the consolidated net profit for the year.

The acquisition has the following effect on the consolidated entity's assets and liabilities.

Acquiree's net assets at the acquisition date $000	Recognised values	Fair value adjustments	Original carrying amounts
Cash at bank	10,832	-	10,832
Property, plant and equipment	3,098	-	3,098
Inventory and work in progress	850	-	850
Trade and other receivables	21,091	-	21,091
Investments accounted for using the equity method	646	-	646
Other financial assets	2,373	-	2,373
Intangible assets	998	-	998
Other assets	16,948	-	16,948
Trade and other payables	(39,070)	-	(39,070)
Borrowings	(5,109)	-	(5,109)
Income tax payable	(2,102)	-	(2,102)
Deferred taxation liabilities	(198)	-	(198)
Net identifiable assets and liabilities	10,357	-	10,357
Goodwill on acquisition	39,662		
Consideration	50,019		
Cash acquired	(10,832)		
Net cash outflow	39,187		

The consideration above includes costs incurred by the consolidated entity in relation to the acquisition.

Goodwill has arisen on the acquisition of PREMAS as a result of customer relationships, knowledge and experience of staff and business processes, not meeting the criteria for separately identifiable intangible assets.

Note 23: Operating leases

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Non-cancellable operating leases contracted for but not capitalised in the accounts:				
Payable:				
- not later than one year	27,270	8,738	778	288
- later than one year but not later than five years	21,220	17,835	2,290	163
- later than five years	791	3	-	-
	49,281	26,576	3,068	451

The leases have been entered into as a means of acquiring access to minor items of plant and equipment, property and vehicles. Rental payments are generally fixed.

During the financial year ended 30 June 2006 $6,586,000 was recognised as an expense in the income statement in respect of operating leases (2005 $8,557,000).

Note 24: Capital and other commitments

Capital expenditure commitments

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Capital expenditure commitments contracted for:				
Plant and equipment purchases within one year	1,243	2,657	-	-
Other commitments				
In June 2006, subject to certain conditions being met, United Group entered into an agreement to acquire Equis Corporation in the United States for USD $120 million. The acquisition was completed in July 2006.	161,442	267,500	-	-

Note 25: Contingencies

Estimates of material amounts of contingent liabilities, not provided for in the accounts, arising from:

	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
(i) Under the provisions of joint venture agreements undertaken by an entity controlled by United KG (No. 1) Limited, that controlled entity is jointly and severally liable for all the liabilities incurred by the joint ventures. As at 30 June 2005 the assets of the joint ventures were sufficient to meet such liabilities. The liabilities of the joint ventures not included in the consolidated financial statements amounted to:	12,748	7,363	-	-

(ii) Bank guarantees and surety bonds are issued to third parties arising out of dealings in the normal course of business by controlled entities (see Note 17(b) and (c)).

(iii) During the normal course of business, entities within the consolidated entity incur normal contractor's and product liability in relation to contracts which may include litigation by or against the entities. Specific issues are currently being investigated to determine the likely course of action. Although the ultimate outcome cannot be reliably determined at the date of this report no material losses are expected.

(iv) As explained in Note 27(b), the Parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The Parent entity and all controlled entities who are party to the deed have guaranteed the repayment of all current and future creditors if any of these controlled entities are wound up. At balance date, there were no material deficiencies in the assets of the parties to the agreement which would give rise to a liability for the Parent entity.

(v) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) a potential liability to the consolidated entity exists with regard to claims outstanding as at 16 March 2001. It is not possible at this time to quantify the potential liability, if any, due to the nature of the claims and the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

The consolidated entity has taken steps to limit any future liability for claims not yet reported.

Contingent assets existing at balance date are:

(i) As a result of the collapse of HIH Casualty and General Insurance Co Ltd (HIH) the Parent entity has incurred and expensed costs in defence of and settlement of outstanding claims. It is not possible at this time to quantify the potential asset, if any, due to the uncertainty surrounding any potential recovery from HIH's reinsurance program and/or liquidation.

Note 26: Employee benefits

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Provision for employee entitlements:					
- current	19	93,830	48,260	3,483	3,044
- non-current	19	15,436	3,217	-	-
Total employee entitlement liabilities		109,266	51,477	3,483	3,044

	Number 2006	Number 2005
Employees numbers		
Average number of employees entitled to receive employee entitlements during the financial year	9,136	6,732

Superannuation

Benefits provided under the superannuation funds to which the consolidated entity contributes are based on accumulated contributions and earnings for each employee. The consolidated entity has a legal obligation to contribute to the funds in accordance with the Superannuation Guarantee Charge Legislation. The amount recognised as expense was $38,541,000 for the financial year ended 30 June 2006 (2005: $20,345,000).

Employee Share Plans

At the 2002 Annual General Meeting shareholders approved the implementation and operation of two employee share plans. The directors determine whether the share plans will be offered to employees prior to the commencement of each financial year. Permanent employees of the Group who have completed six months continuous service are entitled to participate in either of the following employee share plans:

- Exempt Employee Share Plan:
  Employees are entitled to contribute $500 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The Group matches this contribution by purchasing on-market additional shares to the value of $500.

- Deferred Employee Share Plan:
  Employees are entitled to contribute at least $2,000 from their pre-tax salary per annum in order to acquire shares in United Group Limited. The Group matches the first $2,000 of this contribution by purchasing on market additional shares to the value of $2,000.

Share Based Payments

The Company issues options to employees under the terms of the Employee Share Option Plan. The options are issued subject to performance hurdles consistent with the objective of aligning the interest of employees with shareholders. Generally these options vest in three tranches commencing between one and three years after grant date and expire at least two years after the initial tranche vests.

The terms and conditions of grants made during the year ended 30 June 2006 are as follows:

Grant date	Number of options	Vesting Conditions	Expiry date
29 July 2005	155,000	Period of service and achievement of performance hurdles	31 December 2009
25 August 2005	1,018,800	Period of service and achievement of performance hurdles	31 December 2008
19 September 2005	90,000	Period of service and achievement of performance hurdles	31 December 2009
4 October 2005	400,000	Period of service and achievement of performance hurdles	31 December 2011
11 January 2006	103,100	Period of service and achievement of performance hurdles	31 December 2008
14 June 2006	557,057	Period of service and achievement of performance hurdles	31 December 2011

The number and weighted average exercise prices of share options is as follows:

000's	Weighted average exercise price 2006	Number of options 2006	Weighted average exercise price 2005	Number of options 2005
Outstanding at the beginning of the period	$4.84	4,436,338	$3.27	5,966,339
Forfeited during the period	$7.98	(365,668)	$3.92	(313,333)
Exercised during the period	$3.39	(975,999)	$2.33	(2,476,668)
Granted during the period	$11.26	2,323,957	$7.15	1,260,000
Outstanding at the end of the period	$7.65	5,418,628	$4.84	4,436,338
Exercisable at the end of period		49,999		166,666

The options outstanding at 30 June 2006 have an exercise price in the range of $2.79 to $13.09 and a weighted average contractual life of 3.5 years.

During the financial year, 975,999 share options were exercised (2005: 2,476,668). The weighted average share price at the dates of exercise was $11.36.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a binominal option-pricing model.

During the year ended 30 June 2006 the consolidated entity recognised an expense of $2,850,000 (2005: $1,621,000) in relation to share based payments.

Fair value of share options and assumptions	2006	2005
Fair value at measurement date	$0.401 - $2.885	$0.354 - $1.901
Share price	$2.64 - $13.00	$2.60 - $7.81
Exercise price	$2.66 - $13.09	$2.81 - $7.64
Expected volatility	18.8% - 38.4%	18.8% - 38.4%
Option life	3.0 - 6.2 years	2.8 - 5.6 years
Expected dividends	4.7%	4.7%
Risk-free interest rate	4.3% - 5.6%	4.3% - 5.6%

The expected volatility is based on the historic volatility.

Share options are granted under a service condition and exercise is also dependent on the consolidated entity achieving certain performance hurdles.

Note 27: Controlled entities

(a) Controlled entities

The financial statements at 30 June 2006 include the following controlled entities. The financial years of all controlled entities are the same as that of the Parent entity.

	Note	Country of Incorporation and Operation	Class	Owned 2006 %	Owned 2005 %
Parent entity:					
United Group Limited		Australia	Ord	-	-
Controlled entities:					
United KG Construction Pty Ltd	(b)	Australia	Ord	100	100
United Group Infrastructure Pty Ltd (formerly United KG Pty Ltd)	(b)	Australia	Ord	100	100
Inspection Testing & Certification Pty Ltd	(b)	Australia	Ord	100	100
Olympic Dam Maintenance Pty Ltd	(b)	Australia	Ord	100	100
United KG Maintenance Pty Ltd	(b)	Australia	Ord	100	100
United KG Asset Management Pty Ltd	(b)	Australia	Ord	100	100
Western Water Services Pty Ltd	(b)	Australia	Sub	100	100
United KG (No. 1) Limited	(b)	Australia	Ord	100	100
United KG (No. 2) Pty Ltd	(b)	Australia	Ord	100	100
United KG Engineering Services Pty Ltd	(b)	Australia	Ord	100	100
United Group FM Services Pty Ltd (formerly United FM Pty Ltd)	(b)	Australia	Ord	100	100
United Group Infrastructure (Services) Pty Ltd (formerly United KG Services Pty Ltd)	(b)	Australia	Ord	100	100
United Group International Pty Ltd	(b)	Australia	Ord	100	100
United Group Water Projects Pty Ltd (formerly United KG Water Projects Pty Ltd)		Australia	Ord	100	100

	Note	Country of Incorporation and Operation	Class	Owned 2006 %	Owned 2005 %
United Group Water Projects (Victoria) Pty Ltd (formerly United KG Water Projects (Victoria) Pty Ltd)		Australia	Ord	100	100
United Group Infrastructure (Singapore) Pte Ltd (formerly United KG (Singapore) Pte Ltd)		Singapore	Ord	100	100
United Group Infrastructure (Malaysia) Sdn Bhd (formerly United KG Water Projects (Malaysia) Sdn Bhd)		Malaysia	Ord	100	100
Arus Tenang Sdn Bhd		Malaysia	Ord	100	100
BKP Electrical Limited		Fiji	Ord	90	90
United Group Rail Pty Ltd	(b)	Australia	Ord	100	100
United Group Rail Services Limited (formerly United Goninan Limited)	(b)	Australia	Ord	100	100
United Group Resources (Services) Limited (formerly United Goninan Services Limited)	(b)	Australia	Ord	100	100
United Group Rail (North Queensland) Pty Ltd (formerly United Goninan North Queensland Pty Ltd)	(b)	Australia	Ord	100	100
United Goninan Construction Pty Ltd		Australia	Ord	100	100
Newcastle Engineering Pty Ltd		Australia	Ord	100	100
Railfleet Maintenance Services Pty Ltd		Australia	Ord	100	100
United Group (NZ) Limited (formerly United Gooder Limited)	(b)	New Zealand	Ord	100	100
United Group Infrastructure (NZ) Limited (formerly United KG (NZ) Limited)	(b)	New Zealand	Ord	100	100
Kilpatrick Green (Malaysia) Sdn Bhd		Malaysia	Ord	100	100
United Group Services Pty Ltd (formerly United KFPW Pty Ltd)	(b)	Australia	Ord	100	100
United Group Process Solutions Pty Ltd (formerly United Process Solutions Pty Ltd)	(b)	Australia	Ord	100	100
United Group Procurement Services Pty Ltd (formerly United KFPW Procurement Services Pty Ltd)	(b)	Australia	Ord	100	100
United Group HR Services Pty Ltd (formerly United KFPW HR Services Pty Ltd)	(b)	Australia	Ord	100	100
United Group Real Estate Services (ACT) Pty Ltd (formerly United KFPW Real Estate Services (ACT) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (NSW) Pty Ltd (formerly United KFPW Real Estate Services (NSW) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (VIC) Pty Ltd (formerly United KFPW Real Estate Services (VIC) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (QLD) Pty Ltd (formerly United KFPW Real Estate Services (QLD) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (TAS) Pty Ltd (formerly United KFPW Real Estate Services (TAS) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (SA) Pty Ltd (formerly United KFPW Real Estate Services (SA) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (WA) Pty Ltd (formerly United KFPW Real Estate Services (WA) Pty Ltd)		Australia	Ord	100	100
United Group Real Estate Services (NT) Pty Ltd (formerly United KFPW Real Estate Services (NT) Pty Ltd)		Australia	Ord	100	100
United Group Resources Pty Ltd	(b)	Australia	Ord	100	-
United Group Melbourne Transport Limited (formerly Alstom Melbourne Transport Limited)		Australia	Ord	100	-
United Group Rail Fleet Services Limited (formerly Rail Fleet Services Limited)	(b)	Australia	Ord	100	-
United Group Rail (NZ) Limited (formerly Alstom Transport New Zealand Limited)		Australia	Ord	100	-
MainCo Melbourne Pty Limited		Australia	Ord	70	-
United Group Services (Europe) Limited (formerly United KFPW (UK) Limited)		UK	Ord	100	100
United Group Europe Limited		UK			
PT. BPO Indonesia		Indonesia	Ord	100	100
BPOEA (Thailand) Co., Ltd.		Thailand	Ord	100	100
BPOEA Malaysia Sdn Bhd		Malaysia	Ord	100	100
United PREMAS Limited		Singapore	Ord	100	100
PREMAS Valuers & Property Consultants Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies Pte Ltd		Singapore	Ord	100	100
PREMAS Asia Pte Ltd		Singapore	Ord	100	100
PREMAS Property Services (Shanghai) Co. Ltd.		China	Ord	100	100
Beijing PREMAS Property Services Co. Ltd.		China	Ord	100	100
PREMAS Investments Pte Ltd		Singapore	Ord	100	100
PREMAS Technologies and Services (Shanghai) Co. Ltd.		China	Ord	100	100
LandArt (Shanghai) Co. Ltd.		China	Ord	100	100
PT. PREMAS International		Indonesia	Ord	100	100
PREMAS Total Asset Services Sdn. Bhd.		Malaysia	Ord	70	70
ESMACO Pte Ltd		Singapore	Ord	100	100
ESMACO Township Management Pte Ltd		Singapore	Ord	100	100
ESMACO International Pte Ltd		Singapore	Ord	100	100
ESMACO (M) Sdn. Bhd.		Malaysia	Ord	100	100
RESMA Property Services Pte Ltd		Singapore	Ord	100	100
LandArt Pte Ltd		Singapore	Ord	100	100
RESMA Engineering Services Pte Ltd		Singapore	Ord	100	100
ESMACO Valuers & Property Agents Pte Ltd		Singapore	Ord	100	100
United Group USA Inc.		USA	Ord	100	100

Note 27: Controlled entities continued

(b) Deed of cross guarantee

These companies have entered into a deed of cross guarantee dated 11 May 2000, as updated 8 November 2001, 23 May 2003, 12 July 2005, 5 December 2005 and 12 May 2006, with the Parent entity which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a class order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements where they are not otherwise relieved of this obligation.

During the year the following entities were added to the deed of cross guarantee:

- United Group Rail Pty Ltd (12 July 2005)
- United Group (NZ) Limited (5 December 2005)
- United Group Infrastructure (NZ) Limited (5 December 2005)
- United Group Resources Pty Ltd (12 May 2006)
- United Group Rail Fleet Services Limited (12 May 2006)

The income statement and balance sheet of the companies which are parties to the deed of cross guarantee are as follows:

Income Statement	2006 $000	2005 $000
Revenues	1,844,749	1,138,769
Expenses	(1,741,942)	(1,088,852)
Borrowing costs expense	(20,668)	(9,341)
Share of net profit from joint ventures	7,328	5,473
Profit before income tax	89,467	46,049
Income tax expense	(26,650)	(7,646)
Profit after income tax expense	62,817	38,403
Balance Sheet		
Current assets		
Cash and cash equivalents	55,342	34,547
Trade and other receivables	245,919	202,553
Inventories	191,626	90,440
Other	17,742	14,548
Total current assets	510,629	342,088
Non-current assets		
Trade and other receivables		6,310
Investments – accounted for using the equity method	1,373	4,279
Other financial assets	41,120	74,448
Property, plant and equipment	121,820	79,984
Intangibles	442,001	79,351
Deferred tax assets	27,963	18,307
Other	1,187	4,767
Total non-current assets	635,464	267,446
Total assets	1,146,093	609,534
Current liabilities		
Trade and other payables	284,738	209,031
Interest bearing liabilities	5,110	170
Other financial liabilities	2,801	-
Tax liabilities	28,920	799
Other provisions	112,614	56,097
Total current liabilities	434,183	266,097
Non-current liabilities		
Interest bearing liabilities	252,861	1,152
Other financial liabilities	465	-
Deferred tax liabilities	(207)	15,781
Provisions	15,725	5,649
Total non-current liabilities	268,844	22,582
Total liabilities	703,027	288,679
Net assets	443,066	320,855
Equity		
Issued capital	378,089	267,419
Reserves	2,156	(48)
Retained profits	62,821	53,484
Total equity	443,066	320,855

Note 28: Key management personnel disclosures

The consolidated entity does not consider non-executive directors to be key management personnel due to their independent role of overseeing the management of the organisation. Non-executive directors appear in this note due to their inclusion in the definition of key management personnel under the accounting standard.

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors:

- Mr T C Rowe AM (Chairman)
- Mr B G Camarri (Deputy Chairman)
- Mr R G (Sandy) Elliot
- Mr R Humphry AO
- Mr J W Ingram
- Mr R White (appointed 25 July 2006)
- Mr D J Young

Executive director:

- Mr R A Leupen (Chief Executive Officer and Managing Director)

Executives:

- Mr D Irvine (Chief Financial Officer)
- Mr D Harris (Executive GM - Group Operations & Development)
- Mr T Chapman (Chief Executive United Group Infrastructure)
- Mr A Summers (Chief Executive United Group Rail) commenced 3 October 2005
- Mr J Birman (Chief Executive United Group Resources)
- Mr T Weber (Chief Executive United Group Services)

Short term incentives

The short term incentive arrangements for the Managing Director and CEO are discussed separately below. A short term incentive of up to 45% of base salary (dependent on seniority) is available to executives in accordance with achievement of key financial, performance and safety results.

Employees with six months or more of continuous service are eligible to participate in the Employee Share Plans, approved by shareholders at the 2002 Annual General Meeting. Further details in relation to the plans are included in Note 26 to the Financial Statements.

Long term incentives

Options are issued under the Employee Share Option Plan which was approved by shareholders at the 1996 Annual General *Meeting. The ability to exercise the options is conditional on United Group achieving specific performance hurdles.*

The long term incentive arrangements for the Managing Director are discussed separately below. The current long term incentives for senior executives are designed to align executive remuneration with shareholders interests. This long term incentive in share options has annual hurdles of Total Shareholder Return (TSR) better than ASX 200 Industrials index (XNJ) and earnings per share growth at least 12% pa compound. With these hurdles achieved the executive options are generally exercisable annually between three and five years.

Service Agreements

The company has service agreements with each executive that defines:

- the role and appointment date
- executive duties
- remuneration and benefits
- leave entitlements
- summary dismissal for misconduct or fraud
- use of expenses
- notice periods of between three and twelve months
- confidential information
- *restraint on practices*

The Managing Director and CEO's contract extends to September 2008. No other executives have a fixed - term contract and there are no termination arrangements in place which would result in payments to executives in excess of that which would have otherwise been earned as remuneration for their employment.

Managing Director and CEO

The executive services agreement with Managing Director and CEO, Richard Leupen extends to September 2008. Mr Leupen's salary is subject to review annually in September. The key provisions of Mr Leupen's remuneration package are as follows:

- Current salary of $1,121,399 per annum, subject to annual review.
- Short term cash incentive of up to 80% of base salary, subject to delivery of agreed annual targets.
- Long term Incentive of 200,000 United Group shares in the Deferred Employee Share Plan acquired on market during 2004-05. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound earnings per share (EPS) growth and a TSR above the ASX 200 Industrials index ("XNJ") over the period.
- Issue of 1,300,000 company shares at $5.20 per share (market price at date of issue) under a Long Term Incentive Performance Share Plan funded by an interest free loan to Mr Leupen from the company. These shares will vest over the term of the services agreement subject to the performance hurdles of achieving both a 10% per annum compound EPS growth and a TSR above the ASX 200 Industrials Index ("XNJ"). Repayment of the loan will also be tied to these performance hurdles. In the event the performance hurdles are not met the shares remain under the control of the company. Dividends earned on these shares prior to vesting are deducted from any short term incentive bonus payable to Mr Leupen in each year.

Note 28: Key management personnel disclosures (continued)

Details of the nature and amount of each major element of compensation of each director and each of the key management personal of the company and consolidated entity:

		SHORT-TERM				POST-EMPLOYMENT			EQUITY COMPENSATION			TOTAL
		Salary & fees	Bonus [1]	Non-monetary benefits [2]	Total	Superannuation	Retirement benefit [3]	Total	Value of options [4]	Value of shares [5]	Total	
		$	$	$		$	$		$	$	$	$
Directors												
Non-executive												
Mr T Rowe, AM Chairman	2006	187,907		9,416	197,323	12,093	60,000	72,093				269,416
	2005	163,415		14,290	177,705	11,585	52,500	64,085				241,790
Mr B Camarri, Deputy Chairman	2006	137,000			137,000	-	41,100	41,100				178,100
	2005	117,000			117,000	-	35,100	35,100				152,100
Mr R Elliot	2006	88,000			88,000	-	26,400	26,400				114,400
	2005	54,286			54,286	-	16,286	16,286				70,572
Mr R Humphry AO	2006	81,651			81,651	7,349	26,700	34,049				115,700
	2005	49,804			49,804	4,482	16,286	20,768				70,572
Mr J Ingram	2006	112,000			112,000	-	31,800	31,800				143,800
	2005	82,000			82,000	-	24,600	24,600				106,600
Mr D Young	2006	89,908			89,908	8,092	29,400	37,492				127,400
	2005	76,826			76,825	6,914	25,121	32,035				108,860
Executive												
Mr R Leupen, Managing Director and Chief Executive Officer	2006	1,097,750	554,000	104,793	1,756,543	12,139	-	12,139	696,413	304,476	1,000,889	2,769,571
	2005	1,024,308	528,000	194,233	1,746,541	11,585	-	11,585	397,554	253,730	651,284	2,409,410
Total all directors (company)	2006	1,794,216	554,000	114,209	2,462,425	39,673	215,400	255,073	696,413	304,476	1,000,889	3,718,387
	2005	1,567,638	528,000	208,523	2,304,161	34,566	169,893	204,459	397,554	253,730	651,284	3,159,904

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. Retirement benefits are contributions to the Directors' Retirement Share Plan.
4. The fair value of options is calculated at grant date using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.
   1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above. The fair value of $696,413 (2005: $397,554) is calculated using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. During the reporting period Mr Leupen received $520,000 (2005:$130,000) in dividends from these shares. Under the terms of Mr Leupen's agreement dividends received are deducted from the bonus relating to that period. The 2006 bonus of $554,000 above is inclusive of the dividend amount of $130,000.
5. 200,000 United Group shares in the Deferred Employee Share Plan were acquired on market in September and October 2004 as a long term incentive under the executive services agreement with Managing Director and CEO Richard Leupen. The value of $304,476 (2005: $253,730) represents the amortisation of the cost of these shares over the term of the extension of the executive services agreement with Mr Leupen to September 2008. None of these shares vested during the year.

Non-executive directors are not eligible to participate in the bonus plan and option plan of United Group.

Note 28: Key management personnel disclosures (continued)

2006	SHORT-TERM				POST EMPLOYMENT	EQUITY COMPENSATION	TOTAL
	Salary & fees	Bonus	Non-monetary benefits	Total	Superannuation	Value of options	
	$	$	$	$	$	$	$
Executives							
Current							
Mr D Irvine, Chief Financial Officer	519,400	171,500	15,060	705,960	-	64,367	770,327
Mr T Chapman, Chief Executive United Group Infrastructure	454,861	81,000	2,000	547,861	12,139	110,667	670,557
Mr A Summers, Chief Executive United Group Rail	343,396	50,000	428	393,824	9,104	190,857	593,785
Mr J Birman, Chief Executive United Group Resources	407,860	119,000	4,838	531,698	12,139	121,313	665,150
Mr T Weber, Chief Executive United Group Services	409,761	147,200	2,000	558,961	12,139	123,506	694,606
Mr D Harris, Executive GM - Group Operations & Development. United Group Limited	411,861	48,000	8,681	468,542	12,139	117,209	597,890
Total all executives	2,557,139	616,700	33,007	3,206,846	57,660	727,809	3,992,315

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed if the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

Note 28: Key management personnel disclosures (continued)

2005	SHORT-TERM				POST EMPLOYMENT	EQUITY COMPENSATION	TOTAL
	Salary & fees	Bonus [1]	Non-monetary benefits [2]	Total	Superannuation	Value of options [3]	
	$	$	$	$	$	$	$
Executives							
Current							
Mr D Irvine, Chief Financial Officer	490,000	146,500	10,193	646,693	-	86,188	732,881
Mr T Chapman, Chief Executive United Group Infrastructure	462,054	25,000		487,054	11,585	160,369	659,008
Mr J Birman, Chief Executive United Group Resources	327,171	102,000	3,653	432,824	11,585	72,960	517,369
Mr T Weber, Chief Executive United Group Services	388,415	128,000	2,000	518,415	11,585	171,894	701,894
Mr D Harris, Executive GM - Group Operations & Development. United Group Limited	131,474		1,899	133,373	3,910	38,454	175,737
Mr J McLuckie, Acting Chief Executive United Group Rail	338,414	90,000	-	428,414	11,585	49,467	489,466
Total all executives	2,137,528	491,500	17,745	2,646,773	50,250	579,332	3,276,355

1. Bonuses relate to short term incentive bonuses paid for the preceding financial year as the current year bonus is yet to be determined. 100% of the bonus was paid in cash.
2. Non-monetary benefits include benefits subject to FBT.
3. The fair value of options is calculated at grant date using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed if the portion of the fair value of the options allocated to this reporting period. In valuing the options market conditions have been taken into account.

Loans to key management personnel and their related parties
With the exception of Mr Leupen, no loans were made to key management personnel and their related parties at any time during 2005 or 2006. Details regarding the loan to Mr Leupen are discussed below.

Equity Instruments
All options refer to options over ordinary shares of the United Group Limited which are exercisable on a one for one basis under the Employee Share Option Plan.

Options granted as remuneration
The following options over ordinary shares were granted and/or vested during the current year:

	Grant Date	Expiry Date	Exercise Price	Fair value at grant date	Granted during the year	Vested during the year
Mr Birman	15 July 2002	31 December 2005	$2.98	0.504	-	83,334
	30 July 2002	31 December 2006	$2.99	0.568 - 0.613	-	33,333
	29 July 2006	31 December 2009	$9.34	1.789 - 1.859	125,000	-
	14 June 2006	31 December 2011	$13.09	2.885	58,923	-
Mr Chapman	17 May 2004	31 December 2007	$4.49	0.745 - 0.797	-	83,333
	14 June 2006	31 December 2011	$13.09	2.885	66,449	-
Mr Harris	14 June 2006	31 December 2011	$13.09	2.885	89,227	-
Mr Irvine	30 July 2002	31 December 2006	$2.99	0.568 - 0.613	-	16,667
	9 January 2003	31 December 2005	$2.66	0.401 - 0.443	-	100,000
	14 June 2006	31 December 2011	$13.09	2.885	72,869	-
Mr Summers	4 October 2005	31 December 2011	$10.83	2.320 - 2.490	100,000	-
	4 October 2005	31 December 2011	$10.83	2.670 - 2.722	300,000	-
Mr Weber	28 June 2004	31 December 2007	$5.16	0.833 - 0.924	-	83,333
	14 June 2006	31 December 2011	$13.09	2.885	56,118	-

1. Fair value of options at grant date valued using a binominal option-pricing model.

All options expire on the earlier of their expiry date or termination of the individual's employment. In addition to continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles.

Exercise of options granted as remuneration
The following options over ordinary shares were exercised during the current year:

	Number of shares	Amount paid $ per share
Mr Birman	83,334	$2.98
	33,333	$2.99
Mr Chapman	83,333	$4.49
Mr Irvine	100,000	$2.66
	16,667	$2.99
Mr Weber	83,333	$5.16

There are no amounts unpaid on the shares issued as a result of the exercise of options.

Option holdings
The movement during the reporting period in the number of options over ordinary shares in United Group Limited, held directly or indirectly by each key management person, including their related parties is as follows:

2006	Held at 1 July 2005	Granted as remuneration	Exercised	Held at 30 June 2006	Vested and exercisable at 30 June 2006
Executive Director					
Mr R Leupen	1,300,000	-	-	1,300,000	-
Executives					
Mr J Birman	283,001	183,923	(116,667)	350,257	-
Mr T Chapman	450,000	66,449	(83,333)	433,116	-
Mr D Harris	200,000	89,227	-	289,227	-
Mr D Irvine	333,333	72,869	(116,667)	289,535	-
Mr A Summers	-	400,000	-	400,000	-
Mr T Weber	450,000	56,118	(83,333)	422,785	-

2005	Held at 1 July 2004	Granted as remuneration	Exercised	Held at 30 June 2005	Vested and exercisable at 30 June 2005
Directors					
Mr R Leupen	1,500,000	1,300,000	(1,500,000)	1,300,000	-
Executives					
Mr D Irvine	450,000	-	(116,667)	333,333	-
Mr T Weber	450,000	-	-	450,000	-
Mr T Chapman	450,000	-	-	450,000	-
Mr J Birman	399,667	-	(116,666)	283,001	-
Mr J McLuckie	200,000	-	(33,333)	166,667	-

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above.

All options that have vested are exercisable.

Equity holdings and transactions
The movement during the current year in the number of ordinary shares of United Group Limited held directly or indirectly by each key management person, including their related parties is as follows:

2006	Held at 1 July 2005	Purchases	Received on exercise of options	Received through company share plans	Sales	Held at 30 June 2006
Directors						
Mr T Rowe AM	56,725	595	-	5,289	-	62,609
Mr B Camarri	70,461	1,190	-	4,153	-	75,804
Mr R Leupen	2,755,056	298,619	-	-	-	3,053,675
Mr R Elliot	10,688	1,190	-	6,101	-	17,979
Mr R Humphry AO	62,754	595	-	9,379	-	72,728
Mr J Ingram	40,542	595	-	6,740	-	47,877
Mr D Young	73,991	6,595	-	8,000	-	88,586
Executives						
Mr D Irvine	219,663	20,356	116,667	44	-	356,730
Mr D Harris		19,717			-	19,717
Mr J Birman	209,999	21,442	116,667	982	(30,000)	319,090
Mr T Chapman	3,000	19,717	83,333	316	-	106,366
Mr A Summers		7,812			-	7,812
Mr T Weber	544	19,535	83,333	374	(11,723)	92,063

2005	Held at 1 July 2004	Purchases	Received on exercise of options	Received as compensation	Sales	Held at 30 June 2005
Directors						
Mr T Rowe AM	28,664	20,075	-	7,986	-	56,725
Mr B Camarri	65,123	-	-	5,338	-	70,461
Mr R Leupen	1,055,025	31	1,500,000	200,000	-	2,755,056
Mr R Elliot	-	8,700	-	1,988	-	10,688
Mr R Humphry AO	-	60,766	-	1,988	-	62,754
Mr J Ingram	33,073	3,728	-	3,741	-	40,542
Mr D Young	59,078	11,051	-	3,862	-	73,991
Executives						
Mr D Irvine	100,000	2,996	116,667	-	-	219,663
Mr J Birman	93,333	-	116,666	-	-	209,999
Mr T Weber	-	544	-	-	-	544
Mr J McLuckie	-	-	33,333	-	-	33,333
Mr T Chapman	-	3,000	-	-	-	3,000

1. Shares received as compensation in relation to employee share plans as discussed above.

1,300,000 shares were issued to Mr Leupen in December 2004 under the Long Term Incentive Performance Share Plan. These shares are restricted shares, subject to the achievement of performance hurdles discussed above and have not been included in equity holdings tables for 2005 and 2006 above.

Note 29: Auditors' remuneration

	Consolidated		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Amounts received or due and receivable by KPMG for:				
- audit or review of the financial statements	1,421,679	661,200	70,000	60,000
- other services				
- Taxation	150,032	208,312	38,572	191,041
- IFRS transition	64,600	43,200	64,600	43,200
- Payroll system review	-	15,000	-	-
- Audit of joint venture accounts	-	12,800	-	-
- Project reviews	25,800	-	-	-
- Other	84,800	15,830	53,300	2,800
	325,232	295,142	156,472	237,041

Note 30: Earnings per share

	2006 $000	2005 $000
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit attributable to ordinary shareholders of the parent entity used in calculating basic and diluted earnings per share	78,697	47,488
	2006 Number	2005 Number
Weighted average number of ordinary shares used in calculating basic earnings per share	123,639,580	103,713,974
Effect of dilutive securities:		
- options	2,889,338	1,973,108
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	126,528,918	105,687,082
Basic earnings per share (cents per share)	63.7 cps	45.8 cps
Diluted earnings per share (cents per share)	62.2 cps	44.9 cps

Note 31: Non-director related parties

Transactions with wholly owned subsidiaries that are not on normal terms and conditions are disclosed in the financial report. All other transactions with non-director related parties are on normal terms and conditions.

Note 32: Financial Instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the consolidated entity's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates.

Credit risk exposures

Credit exposure represents the extent of credit related losses to which the consolidated entity may be subject on amounts to be received from financial assets. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect that any counterparties will fail to meet their obligations.

The consolidated entity's exposures to on-balance sheet credit risk are as indicated by the carrying amounts of its financial assets. The consolidated entity does not have a significant exposure to any individual counterparty.

Interest rate risk

The consolidated entity raised term debt at both fixed and floating rates. The interest rate on a portion of the long term debt has been fixed by way of an interest rate swap arrangement. The swap matures over the next seven years following maturity of the related loan and has a swap rate of 6.25%. At 30 June 2006 the consolidated entity had an interest rate swap with a notional contract amount of $2,918,920.

The consolidated entity classifies the interest rate swap as a cash flow hedges and states it at fair value. The fair value of the swap at 1 July 2005 was adjusted against the opening balance of the hedge reserve at that date.

CONSOLIDATED 2006	Effective interest rate	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Debt Securities held-to-maturity*	1.93%	1,667	1,667				
Cash and cash equivalents	3.52%	95,782	91,565	4,217			
Effect of interest rate swaps	6.25%	130					130
Finance lease liabilities*	8.15%	9,749	2,364	2,133	4,430	822	
Unsecured bank facility	6.44%	249,918	247,216	216	864	1,296	326
Bank overdrafts		-					
Other loans	6.00%	1,223	180		180	180	683
PARENT ENTITY							
2006							
Cash and cash equivalents	4.7%	2,583	2,583				
Loans to controlled entities	6.44%	606,736	606,736				
Finance lease liabilities		-					
Unsecured bank facility	6.44%	247,000	247,000				
Bank overdrafts		-					

* These assets/liabilities bear interest at a fixed rate.

Foreign currency risk

The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than AUD. The currencies giving rise to this risk are primarily USD, EURO, GBP, YEN and SGD.

Foreign currency forward exchange contracts are purchased to hedge project specific transactions. These are used to hedge the Australian dollar value of contractual risks and benefits and are set at the beginning of each relevant project. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary the forward exchange contracts are pre-delivered or rolled over at maturity.

The consolidated entity classifies it forward exchange contracts as cash flow hedges and states them at fair value. The fair value of forward exchange contracts at 1 July 2005 was adjusted against the opening balance of the hedge reserve at that date.

Fair Values

	CONSOLIDATED		PARENT ENTITY	
	Carrying amount 2006	Fair value 2006	Carrying amount 2006	Fair value 2006
Loans to controlled entities	-	-	606,736	606,736
Trade and other receivables	300,125	300,125	136	136
Cash and cash equivalents	95,782	95,782	2,583	2,583
Interest rate swaps	(130)	(130)	-	-
Forward exchange contracts	(3,136)	(3,136)	-	-
Finance lease liabilities	(9,749)	(8,519)	-	-
Unsecured bank facilities	(249,918)	(249,918)	(247,000)	(247,000)
Trade and other payables	(371,837)	(371,837)	(6,237)	(6,237)
Other loans	(1,223)	(1,223)	-	-
	(240,086)	(238,856)	356,218	356,218
Unrecognised (losses) / gains		1,230		-

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives
Forward exchange contracts are either marked to market using listed market prices or by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used.

Interest-bearing loans and borrowings
Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities
The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair values reflect change in interest rates.

Trade and other receivables/payables
All trade and other receivables and payables are current and therefore carrying amount equals fair value.

Note 33: Investments accounted for using the equity method

Details of interests in joint venture entities are as follows. No joint venture investments are held by the parent entity.

Joint Venture Name	Principal Activities	Interests Held %		Investment carrying Amount $000	
		2006	2005	2006	2005
United KG / Kvaerner E&C Joint Venture	Construction and maintenance of oil and gas facilities	50	50	2,040	3,103
Thames Water Projects / John Holland Joint Venture	Design and construction of water treatment plant	50	50	28	754
Kilpatrick Green / Balfour Beatty Joint Venture	High voltage transmission line installation	50	50	1,084	146
Kilpatrick Green / Ventura Projects Joint Venture	Rail signalling installation	50	50	-	276
United Group Resources / Aker Kvuemer Oil & Gas Australia	Engineering and maintenance services	50	0	-	-
Theiss Pty Ltd/ Alstom Australia Joint Venture	Rail signalling installation	50	0	(1,776)	-
Premas (Thailand) Co Ltd	Integrated real estate management services	49	49	412	387
Tricon Premas LLC	Integrated facility management services	49	49	29	34
Premas (Middle East) Pte Ltd	Integrated real estate management services	50	50	21	19
Bugis Junction Assets Management Pte Ltd	Property management services	0	43	-	164
Vipul Premas (India) Private Ltd	Integrated real estate management services	50	50	-	-
SGT Asia Pacific Pte Ltd	Manufacturing and distribution of film coatings and high performance glass	0	12	-	-
				1,838	4,883

The carrying amount of the equity accounted investments equals the fair value.

The share of the joint venture entities' results consist of:	2006 $000	2005 $000
Revenues from ordinary activities	41,024	56,034
Expenses from ordinary activities	(33,618)	(50,533)
	7,406	5,501
Income tax expense	(39)	(6)
Net profit accounted for using the equity method	7,367	5,495
Balance Sheet		
Share of the joint venture entities' assets and liabilities consist of:		
Current assets	14,705	8,422
Non-current assets	154	181
Total assets	14,859	8,603
Current liabilities	13,021	3,720
Non-current liabilities	-	-
Total liabilities	13,021	3,720
Net assets – accounted for using the equity method	1,838	4,883
Movements in carrying amount of joint venture entities		
Carrying amount at beginning of year	4,883	737
Contributions to joint venture entities	(148)	2,079
Foreign exchange movements	47	-
Share of joint venture entities' net profit	7,367	5,495
Drawings from joint venture entities	(10,311)	(3,428)
Carrying amount at end of year	1,838	4,883

Details of individual joint venture entities have not been disclosed as many entities are created to deliver a specific contract and disclosure of this information would be prejudicial to the consolidated entity.

Note 34: Explanation of transition to AIFRS

As stated in Note 1, this is the consolidated entity's first annual financial report prepared in accordance with Australian Accounting Standards – AIFRS.

The accounting policies in Note 1 have been applied in preparing the financial report for the year months ended 30 June 2006, the comparative information for the twelve months ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the twelve months ended 30 June 2005 the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with previous Australian GAAP.

An explanation of how the transition from previous Australian GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables:

i. Reconciliation of equity

$000	Note	CONSOLIDATED						PARENT ENTITY					
		Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
		1 July 2004			30 June 2005			1 July 2004			30 June 2005		
Current Assets													
Cash and cash equivalents		21,915	-	21,915	49,913	-	49,913	1,184	-	1,184	2	-	2
Trade and other receivables	(x)	147,280	-	147,280	245,436	-	245,436	37,420	(6,189)	31,231	41,731	(38)	41,693
Inventories		96,731	-	96,731	98,075	-	98,075	-	-	-	-	-	-
Other		16,496	-	16,496	37,277	111	37,388	2,292	-	2,292	759	111	870
Total Current Assets		282,422	-	282,422	430,701	111	430,812	40,896	(6,189)	34,707	42,492	73	42,565
Non-Current Assets													
Trade and other receivables		-	-	-	6,170	(6,170)	-	94,837	-	94,837	134,558	(6,170)	128,388
Investments accounted for using the equity method [1]		-	-	-	4,883	-	4,883	-	-	-	-	-	-
Other financial assets [1]		2,022	-	2,022	-	-	-	91,000	-	91,000	140,882	-	140,882
Property, plant and equipment	A	85,598	341	85,939	96,493	2,832	99,325	315	5	320	393	(52)	341
Intangibles assets	B	86,384	12,116	98,480	121,630	16,349	137,979	-	8	8	-	65	65
Deferred tax assets	(viii)	16,299	(16,170)	129	19,008	(15,484)	3,524	15,883	(13,710)	2,173	18,492	(15,623)	2,869
Other [1]	(v)	4,882	(4,504)	378	11,261	(3,382)	7,879	378	-	378	7,239	-	7,239
Total Non-Current Assets		195,165	(8,217)	186,948	259,445	(5,855)	253,590	202,413	(13,697)	188,716	301,564	(21,780)	279,784
Total Assets		477,587	(8,217)	469,370	690,146	(5,744)	684,402	243,309	(19,886)	223,423	344,056	(21,707)	322,349

1. 30 June 2005 previous GAAP for the consolidated entity adjusted for reclassifications to increase investments accounted for using the equity method $604,000 reduce other financial assets $7,047,000 and increase other assets $6,443,000. 30 June 2005 previous GAAP for the parent entity adjusted for the reclassification to reduce other financial assets by $6,260,000 and increase other assets by $6,260,000.

Breakdown of effect of transition to AIFRS

Note A:		CONSOLIDATED		THE COMPANY	
		1 July 2004	30 June 2005	1 July 2004	30 June 2005
Makegood provisions	(iv)	69	686	13	13
Intangible assets: Software	(v)	(7,888)	(7,374)	(8)	(65)
Relocation costs	(vi)	(271)	(269)	-	-
Leased assets	(vii)	8,431	9,789	-	-
Total		341	2,832	5	(52)

Note B:		CONSOLIDATED		THE COMPANY	
		1 July 2004	30 June 2005	1 July 2004	30 June 2005
Goodwill amortisation	(i)	-	5,774	-	-
Intangible assets: Software	(v)	7,888	7,374	8	65
Intangible assets: Training	(v)	(276)	(181)	-	-
Project establishment costs	(v)	4,504	3,382	-	-
		12,116	16,349	8	65

$000	Note	CONSOLIDATED						PARENT ENTITY					
		Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS	Previous GAAP	Effect of transition to AIFRS	AIFRS
		1 July 2004			30 June 2005			1 July 2004			30 June 2005		
Current Liabilities													
Trade and other payables		161,065	-	161,065	268,247	-	268,247	4,972	-	4,972	7,504	-	7,504
Interest bearing loans and borrowings	(vii)	474	3,522	3,996	3,367	4,522	7,889	-	-		13,811	-	13,811
Income tax payable	(viii)	1,163	(83)	1,080	3,084	(54)	3,030	-	-		38	(38)	
Provisions [1]	C	46,822	208	47,030	57,883	145	58,028	5,671	-	5,671	6,911	-	6,911
Total Current Liabilities		209,524	3,647	213,171	332,581	4,613	337,194	10,643	-	10,643	28,264	(38)	28,226
Non-Current Liabilities													
Trade and other payables		-	-		-	-		1	-	1	330	(330)	
Interest bearing loans and borrowings	(vii)	62,019	5,113	67,132	4,122	5,345	9,467	58,571	-	58,571	-	-	
Deferred tax liabilities	(viii)	20,561	(16,411)	4,150	17,085	(16,297)	788	19,899	(19,899)		15,781	(15,781)	
Provisions [1]	C	5,208	190	5,398	7,221	811	8,032	1,770	26	1,796	1,560	36	1,596
Total Non-Current Liabilities		87,788	(11,108)	76,680	28,428	(10,141)	18,287	80,241	(19,873)	60,368	17,671	(16,075)	1,596
Total Liabilities		297,312	(7,461)	289,851	361,009	(5,528)	355,481	90,884	(19,873)	71,011	45,935	(16,113)	29,822
Net Assets		180,275	(756)	179,519	329,137	(216)	328,921	152,425	(13)	152,412	298,121	(5,594)	292,527
Equity													
Issued capital	(viii)	129,252	-	129,252	266,771	(5,571)	261,200	129,252	-	129,252	266,771	(5,571)	261,200
Reserves	D	749	777	1,526	224	2,351	2,575	-	1,526	1,526	-	3,147	3,147
Retained earnings	(xiii)	50,274	(1,533)	48,741	62,142	3,004	65,146	23,173	(1,539)	21,634	31,350	(3,170)	28,180
Total Equity		180,275	(756)	179,519	329,137	(216)	328,921	152,425	(13)	152,412	298,121	(5,594)	292,527

1. At 1 July 2004 and 30 June 2005 a provision of $1,770,000 and 1,560,000 respectively has been reclassified under previous GAAP from current to non-current for both the consolidated and parent entity.

Breakdown of effect of transition to AIFRS

Note C		CONSOLIDATED		THE COMPANY	
		1 July 2004	30 Jun 2005	1 July 2004	30 Jun 2005
Long service leave adj		(6)	(6)	-	-
Makegood provisions	(iv)	404	962	26	36
Total		398	956	26	36

Note D		CONSOLIDATED		THE COMPANY	
		1 Jul 2004	30 Jun 2005	1 Jul 2004	30 Jun 2005
Share based payments expense	(ii)	1,526	3,147	1,526	3,147
Foreign exchange reserve	(iii)	(749)	(796)	-	-
Total		777	2,351	1,526	3,147

ii. Reconciliation of profit

$000	Note	CONSOLIDATED Previous GAAP	CONSOLIDATED Effect of transition to AIFRS	CONSOLIDATED AIFRS	PARENT ENTITY Previous GAAP	PARENT ENTITY Effect of transition to AIFRS	PARENT ENTITY AIFRS
		For the year ended 30 Jun 2005			For the year ended 30 June 2005		
Revenue		1,259,537	(1,622)	1,257,915	69,436	(1)	69,435
Raw materials and consumables		(509,511)	-	(509,511)	-	-	
Employment costs [1]		(414,613)	(1,627)	(416,240)	(8,734)	(1,621)	(10,355)
Depreciation and amortisation [1]		(17,523)	1,645	(15,878)	(212)	(9)	(221)
Subcontractor expenses [1]		(183,955)	-	(183,955)	-	-	
Finance costs		(9,679)	(701)	(10,380)	(8,086)	(1)	(8,087)
Communication costs		(5,748)	-	(5,748)	(172)	-	(172)
Insurance costs		(6,043)	-	(6,043)	(5,714)	-	(5,714)
Motor vehicles expenses		(12,261)	103	(12,158)	(22)	-	(22)
Travel expenses		(10,976)	-	(10,976)	(671)	-	(671)
Other expenses [1]		(41,867)	6,681	(35,186)	(6,814)	1	(6,813)
Share of net profits of joint ventures accounted for using the equity method [1]		5,495	-	5,495	-	-	
Profit before income tax expense	(xii)	52,856	4,479	57,335	39,011	(1,631)	37,380
Income tax expense	(viii)	(9,902)	56	(9,846)	239	-	239
Profit for the period		42,954	4,535	47,489	39,250	(1,631)	37,619
Basic earnings per share		41.1	4.4	45.8			
Diluted earnings per share		40.4	4.3	44.9			

1. 30 June 2005 previous GAAP adjusted for reclassifications between expense categories.

Notes to the reconciliation

(i) Business combinations
As permitted under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the opening AIFRS balance sheet.

Previous United Group accounting policy was to amortise goodwill on a straight line basis over 20 years. Under AIFRS, goodwill is no longer amortised. Goodwill amortisation was written back by $5,774,000 for the year ended 30 June 2005.

Under AIFRS, goodwill is tested annually for impairment which could give rise to an impairment expense if the assessment of the fair value of the goodwill is lower than its carrying amount. Goodwill was tested for impairment on transition to AIFRS using a present value of future cash flows approach and is completed at the lowest cash generating unit. No impairment losses have been recognised on transition.

(ii) Share based payments
United Group provides equity based compensation to staff in the form of share options. Under AGAAP no expense was recognised for options issued to employees. Under AIFRS, share options are expensed based on the fair value of the instrument at grant date, recognised over the relevant period of service i.e. the vesting period.

In accordance with AASB 1 no retrospective adjustment has been made for options issued prior to 7 November 2002 or options issued after 7 November 2002 which vested before 1 January 2005.

At 1 July 2004 retained earnings were reduced by $1,526,000 and a corresponding equity compensation reserve was created to recognise share based payments expense on transition to IFRS. The recognition of share based payments as an expense subsequent to transition resulted in an increase in employee costs of $1,621,000 for the year ended 30 June 2005.

(iii) Foreign currency
The AASB 1 election to reset existing foreign currency translation reserve balances to nil at 1 July 2004 has been adopted. This resulted in an increase in retained earnings of $749,000.

Under AGAAP United Group recognised an expense for foreign currency translations on integrated operations. These adjustments are now recognised in the foreign currency translation reserve, resulting in a decrease in the year ended 30 June 2005 of $47,000 with a corresponding decrease in the foreign exchange reserve.

(iv) Provisions
United Group has certain operating leases which require the asset to be returned to the lessor in its original condition. Under AGAAP the cost of the make good is not recognised until expenditure is incurred, whereas under AIFRS a provision for make good is recognised over the period of the lease measured at the expected costs of the refurbishment at each reporting date, with a corresponding increase in property, plant and equipment, adjusted for depreciation.

At 1 July 2004 a provision for make good costs associated with operating leases of $404,000 has been recognised. The provision at 30 June 2005 is $962,000. The written down value of property, plant and equipment recognised is $69,000 at 1 July 2004 and $686,000 at 30 June 2005. Minor adjustments are also reflected in the company.

(v) Intangible assets
United Group previously recognised capitalised software costs and the cost of internally developed software in property, plant and equipment. This resulted in a reclassification to intangible assets of $7,888,000 on transition to AIFRS at 1 July 2004 and $7,374,000 at 30 June 2005. Minor adjustments of this nature are also reflected in the company.

The cost of internally developed software previously included the cost of initial training. Under AIFRS this is specifically excluded from recognition as an intangible asset and $276,000 was written off to retained earnings on transition to AIFRS. The adjustment amounted to $181,000 at 30 June 2005.

Deferred project establishment costs were previously recognised as other non-current assets under AGAAP. $4,504,000 was reclassified to intangible assets at 1 July 2004 and $3,382,000 at 30 June 2005.

(vi) Property, plant and equipment
Under AIFRS, property, plant and equipment has been restated using reconstructed cost. AIFRS excludes relocation costs from the carrying amount of property, plant and equipment and as a result $271,000 has been written off to retained earnings on 1 July 2004. Relocation costs incurred after 1 July 2004 have been expensed. This adjustment reduced property, plant and equipment by by $269,000 at 30 June 2005.

(vii) Leased assets
On transition to AIFRS some leases previously classified as operating leases under AGAAP were reclassified as finance leases under AIFRS due to differences in classification criteria. This resulted in an increase in property, plant and equipment of $8,431,000 on 1 July 2004 and $9,789,000 at 30 June 2005. Interest bearing liabilities were also increased by $8,635,000 at 1 July 2004 and $9,867,000 at 30 June 2005.

Depreciation and interest expenses is now recognised under AIFRS, however the lease payments are no longer recognised as an expense, resulting in a minor impact to expenses.

(viii) Taxation
Following transition to AIFRS the income tax balances have been calculated based on the "balance sheet approach" replacing the "income statement approach" used under previous AGAAP. This method recognises deferred tax balances when there is a difference between the carrying value of an asset, liability or equity for accounting purposes and its tax base. Under this approach share capital issue expenses which are offset against issued capital in the accounts but deductible for tax purposes, are tax effected resulting in an increase in deferred tax asset and issued capital of $488,000 at 30 June 2005.

There are no other impacts on the consolidated entity as a result of this change in approach other than impacts that have arisen as a result of AIFRS transition adjustments. The transition adjustments identified in the above notes resulted in adjustments that increase retained earnings by $324,000 at 1 July 2004 and $379,000 at 30 June 2005.

Under AIFRS deferred tax assets and deferred tax liabilities are offset where there is a legally enforceable right to offset, they relate to income taxes levied by the same tax authority on the same taxable entity. The impact of this offset has been a reduction in deferred tax assets and deferred tax liabilities for the consolidated entity of $16,411,000 in 2004 and $16,297,000 in 2005. Minor adjustments of the same nature have also been made to the parent entity.

Due to the introduction of UIG 1052, deferred tax assets and liabilities of companies in the consolidated tax group are no longer included in the balances of the parent company. This change is reflected as an AIFRS adjustment to the parent entity resulting in a decrease in receivables of $6,189,000 in 2005 and $38,000 in 2006, a decrease in deferred tax assets of $13,679,000 in 2005 and $15,517,000 in 2006, a reduction in income tax payable of $38,000 in 2006 and a decrease in deferred tax liabilities of $19,868,000 in 2005 and $15,675,000 in 2006.

(ix) Impairment

Impairment of assets is determined under AIFRS on a discounted cash flow basis with strict tests for determining whether goodwill and the assets of a cash generating unit have been impaired. Impairment testing in relation to goodwill is discussed in (i) above. Impairment testing was undertaken for all relevant assets with the defined cash generating units on transition to AIFRS and no impairment losses were identified.

(x) Issued Capital

In addition to the tax effect of adjustment to issued capital in Note (viii) above, an amount of $6,059,000 at 30 June 2005 has been reallocated from receivables, to reduce issued capital for shares issued to Mr Leupen under the Long Term Incentive Performance Share Plan. Under AGAAP a receivable was recognised in relation to the loan associated with these shares, however under AIFRS a reduction in issued capital reflects the 1,300,000 shares issued to Mr Leupen through a non-recourse loan. These have been deducted from issued capital as "treasury shares".

(xi) Earnings per share

Under AIFRS basic and diluted earnings per share are calculated using the profit attributable to the ordinary shareholders of the parent entity. The number of issued shares is adjusted for shares issued to Mr Leupen as set out in Note (x) above.

(xii) Financial instruments

The adoption of AASB 139 was deferred until 1 July 2005 and therefore potential impacts are not included above.

(xiii) Income statement

The effect of the above on the income statement is as follows:

	Note	30 June 2005 $000
Net profit after tax as reported under AGAAP		42,954
Amortisation of goodwill	(i)	5,774
Share based payments expense	(ii)	(1,621)
Other *		326
Total adjustments on profit before tax		4,479
Taxation impact of the above	(viii)	56
Total AIFRS adjustments		4,535
Net profit after tax under AIFRS		47,489

* Other adjustments to net profit comprise the combined impact of notes (iii) to (vii). These amounts are individually minor and have not been disclosed separately or individually quantified in the notes above.

Share based payments expense of $1,621,000 not previously recognised under AGAAP is the only significant change to the net profit for the parent entity.

(xiv) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

	Note	30 Jun 2005 $000
Retained earnings as reported under AGAAP		62,142
AIFRS profit adjustments as per note (xii) above		4,535
AIFRS Transition adjustments:		
Recognition of share based payments expense	(ii)	(1,526)
Clear foreign currency translation to reserve to retained earnings	(iii)	749
Recognise future rectification costs	(iv)	(336)
Adjustment to software development costs	(v)	(276)
Adjustment to costs included in property, plant and equipment	(vi)	(271)
Finance leases previously recognised as operating leases	(vii)	(205)
Other		10
Taxation impact of the above	(viii)	324
Total AIFRS transition adjustments		(1,531)
Total AIFRS adjustments to retained earnings		3,004
Retained earnings under AIFRS		65,146

(xv) Cash flow

Some finance leases were treated as operating leases under AGAAP. The cash flows associated with repayment of these leases was classified as cash flow from operating activities under AGAAP, but is classified as cash flow from financing activities under AIFRS. There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under AGAAP.

Note 35: Events subsequent to reporting date

In July 2006 United Group acquired a US based corporate real estate services company, Equis Corporation (Equis) for $163 million (US $120 million) with a potential additional $16 million (US $12 million) payment to the vendor based on future growth projections. The acquisition was partially funded by a bridge facility of USD $100 million to be repaid upon completion of a 10-12 year notes placement in the US. The placement is expected to be completed by October 2006.

The Company completed equity raising through a Share Purchase Plan in July 2006. Shareholders were able to subscribe at $12.80 per share, resulting in net equity raising of $31.5 million.

Note 36: Changes in accounting policy

In the current financial year the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of the hedging reserve at 1 July 2005. The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The impact on the income statement of the comparative period would have been to increase financial expenses and decrease profit for the period to the extent that cash flow hedges were not 100 per cent effective. The transitional provisions will not have any effect in future reporting periods.

Reconciliation of opening balances affected by AASB 132 and 139 at 1 July 2005

	CONSOLIDATED		
$000	**Previous GAAP**	**Effect of Transition to AIFRSs**	**AIFRSs**
Financial liabilities	-	2,990	2,990
Impact on equity:			
Hedging reserve	-	2,990	2,990
Total impact on equity	-	**2,990**	-

The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by disclosing the opening balance of the hedging reserve at 1 July 2005 of $2,990,000 as set out above.

The adoption of AASB 139 had no impact on the Company.

Director's Declaration

Directors' Declaration

1) In the opinion of the directors of United Group Limited ("the Parent entity"):

   a) the financial statements and notes, set out on pages 35 to 88, are in accordance with the Corporations Act 2001, including:
      - (i) giving a true and fair view of the financial position of the Parent entity and consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      - (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

   b) there are reasonable grounds to believe the company will be able to pay its debts as and when they become due and payable

2) There are reasonable grounds to believe that the Parent entity and the controlled entities identified in Note 27 will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the deed of cross guarantee described in Note 27.

3) The directors have been given the declaration required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

This declaration is made in accordance with a resolution of the Board of directors and is signed for and on behalf of the directors by:

TREVOR C ROWE AM
CHAIRMAN

RICHARD A LEUPEN
DIRECTOR

Dated this 11th day of August 2006.

KPMG

Independent Audit Report

TO MEMBERS OF UNITED GROUP LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying Notes 1 to 36 to the financial statements, and the directors' declaration set out on Pages 35 to 89 for both United Group Limited (the "Company") and United Group and its Controlled Entities (the "Consolidated Entity"), for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the *Australian Accounting Standard AASB 1 First-time Adoption of Australian equivalents to International Financial Reporting Standards.*

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report of United Group Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   i. giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and:

   ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

Mark Epper
Partner

Sydney
11 August 2006

KPMG, an Australian partnership, is a member of KPMG International, a Swiss non-operating association.

Summary of financial statistics

		1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Revenue											
Sales	$M	224.8	323.0	497.8	753.8	676.4	722.6	855.2	1,076.9	1,254.9	2,232.4
Other	$M	2.8	2.3	3.6	7.5	5.2	2.2	5.6	3.6	3.0	3.8
Total	$M	227.6	325.3	501.4	761.3	681.6	724.8	860.8	1,080.5	1,257.9	2,236.2
Results											
EBITDA	$M	22.1	29.8	39.8	41.6	33.3	36.5	49.5	58.2	79.3	145.3
Depreciation	$M	(2.4)	(2.6)	(6.7)	(10.7)	(9.2)	(8.0)	(9.6)	(11.1)	(15.9)	(25.1)
EBITA	$M	19.7	27.2	33.1	30.9	24.1	28.5	39.9	47.1	63.4	120.2
Net interest	$M	1.8	1.8	(0.7)	(5.0)	(4.3)	(3.9)	(4.3)	(3.3)	(6.1)	(14.4)
Amortisation of goodwill	$M	(0.2)	-	(1.7)	(2.7)	(2.7)	(2.6)	(4.6)	(5.3)	-	-
	$M	21.3	29.0	30.7	23.2	17.1	22.0	31.0	38.5	57.3	105.8
Abnormal/Significant items	$M	(0.5)	-	-	(3.8)	(4.1)	-	-	-	-	-
Operating profit before tax	$M	20.8	29.0	30.7	19.4	13.0	22.0	31.0	38.5	57.3	105.8
Income tax	$M	(7.5)	(10.3)	(11.9)	(8.7)	(5.3)	(5.7)	(9.1)	(9.4)	(9.8)	(27.1)
Net profit after tax	$M	13.3	18.7	18.8	10.7	7.7	16.3	21.9	29.1	47.5	78.7
Balance Sheet											
Total Assets	$M	90.6	178.5	164.5	332.9	303.7	300.4	442.1	477.6	684.4	1,356.5
Net Debt	$M	(30.6)	12.9	2.7	58.0	40.8	8.8	40.0	40.6	(32.6)	165.1
Shareholders funds	$M	36.9	42.1	49.6	97.6	99.8	135.8	153.4	180.3	328.9	520.8
Issued Shares											
Total issued shares	M	61.4	63.5	63.6	80.8	80.8	90.7	91.5	100.7	118.4	134.8
Earnings per Share											
Cents per share	Cps	21.7	29.7	29.6	14.0	9.5	19.5	24.0	29.1	45.8	63.7
Cents per share (adjusted for goodwill amortisation)	Cps	22.0	29.7	32.3	17.5	13.0	22.7	29.1	34.4	45.8	63.7
Dividends											
Interim	Cps	4.0	7.0	8.0	6.0	3.0	6.0	6.0	8.0	10.0	20.0
Final	Cps	6.0	8.0	7.0	3.0	4.0	4.0	8.0	10.0	20.0	24.0
Special	Cps	6.0	9.0	3.0	-	-	-	10.0	10.0	-	-
Total	Cps	16.0	24.0	18.0	9.0	7.0	10.0	24.0	28.0	30.0	44.0
Franked		Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully	Fully
Gearing											
Net Debt / Equity	%	(83)	31	5	60	41	6	26	23	(10)	32
Net Debt / (Net Debt + Equity)	%	(491)	23	5	37	29	6	21	18	(11)	24
Interest cover	times	74.8	149.2	18.9	4.2	3.3	6.6	7.6	9.8	7.7	6.6
Dividend cover											
Excluding special dividends	times	2.1	2.0	2.0	1.5	1.4	1.8	1.9	1.6	1.5	1.4
Net Asset Backing	Cps	60.0	66.3	77.9	120.8	123.5	149.7	167.7	178.9	277.8	390.1
Net Tangible Asset Backing	Cps	60.0	23.6	37.9	63.8	70.5	105.3	69.3	93.2	181.3	26.0

Prior to 2005 information is presented in accordance with AGAAP.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

Additional information required by Australian Stock Exchange Limited and not shown elsewhere in this report is as follows.

The information is made up to 28 July 2006.

1. Substantial shareholders

The names of substantial shareholders listed in the company's register are:

Shareholder	Shares	%
Caledonia Investments Limited and Associates	14,992,373	11.12
Fidelity Group	10,956,988	8.74
Concord Capital	7,762,685	5.76

2. Distribution of shareholdings

Range of Holding	Number of Shareholders	Number of Ordinary Shares	%
1 – 1,000	6,139	2,914,948	2.16
1,001 – 5,000	6,096	14,655,531	10.87
5,001 – 10,000	1,153	8,121,193	6.03
10,001 – 100,000	714	15,166,760	11.25
100,001 and over	62	93,913,496	69.69
Total	14,164	134,771,928	100.00

The number of shareholders with less than a marketable parcel is 103, holding in total 1,790 shares.

3. Voting rights

All ordinary shares issued by United Group Limited carry one vote per share without restriction.

4. Twenty largest shareholders

The names of the twenty largest shareholders of the ordinary shares of the company are:

Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
National Nominees Limited	20,538,545	15.24
JP Morgan Nominees Aust Ltd	14,538,783	10.79
Westpac Custodian Nominees Ltd	12,260,914	9.10
UBS Nominees Pty Ltd	10,379,593	7.70
Citicorp Nominees Pty Limited	6,399,616	4.75
ANZ Nominees Limited	6,137,741	4.55
Protech Holdings (WA) Pty Ltd (Richard Anthony Leupen)	2,847,619	2.11
Cogent Nominees Pty Limited	2,750,999	2.04
Bond Street Custodians Limited	1,906,691	1.41
Richard Anthony Leupen	1,505,056	1.12
AMP Life Limited	1,477,987	1.10
ARGO Investments Limited	1,154,155	0.86
HSBC Custody Nominees (Australia) Ltd	1,110,210	0.82
Queensland Investment Corporation	1,091,036	0.81
CJH Holdings Pty Ltd	1,057,850	0.78
PSS Board	1,044,327	0.77
Velcara Pty Ltd	706,986	0.52
Aust Executor Trustees NSW Ltd	681,656	0.51
RBC Global Services Australia Nominees Pty Ltd	578,870	0.43
Neweconomy Com Au Nominees Pty Ltd	550,000	0.41
	88,718,634	65.82

Corporate Directory

Directors
Trevor C Rowe AM
Non-Executive Chairman

Bruno G Camarri
Non-Executive Deputy Chairman

RG (Sandy) Elliot
Non-Executive Director

Richard Humphry AO
Non-Executive Director

John W Ingram
Non-Executive Director

Richard A Leupen
Managing Director and
Chief Executive Officer

Richard White
Non-Executive Director

David J Young
Non-Executive Director

Chief Financial Officer
David J Irvine

Company Secretary
Anne Hayes

Registered Office
Level 7
40 Miller Street
North Sydney NSW 2060

Auditors
KPMG
10 Shelley Street
Sydney NSW 2000

Share Registry
Link Market Services
680 George Street
Sydney NSW 2000

Telephone: 1300 554 474

Stock Exchange Listing
United Group Limited (UGL.AX) shares are quoted on the Australian Stock Exchange

United Group Limited
Level 7
40 Miller Street
North Sydney NSW 2060

Telephone: 02 9492 8800
Facsimile: 02 9492 8844

Email: info@unitedgroupltd.com
Web: www.unitedgroupltd.com

United Group Infrastructure
Level 10
2 Elizabeth Plaza
North Sydney NSW 2060

Telephone: 02 9492 8800
Facsimile: 02 9492 8894

United Group Rail
3 Bridge Street
Pymble NSW 2073

Telephone: 02 9492 8800
Facsimile: 02 9488 4955

United Group Resources
Level 13
140 St Georges Terrace
Perth WA 6000

Telephone: 08 9324 6325
Facsimile: 08 9324 6320

United Group Services
Level 30
2 Lonsdale Street
Melbourne VIC 3000

Telephone: 03 9631 7800
Facsimile: 03 9631 7610

END